AvalonBay
COMMUNITIES, INC.

2007 ANNUAL REPORT



Excellent Execution

TOTAL SHAREHOLDER RETURN[1]


Compound Annual Growth Rate
20.0%
15.0%
10.0%
5.0%
0%
11.1%
4.1%
14.7%
10.0%
3-Year
10 Year

AVB Multifamily Sector Avg.

Source: SNL Financial

NAV PER SHARE GROWTH[2]


Compound Annual Growth Rate
30.0%
20.0%
10 0%
0%
25.4%
15.7%
19.5%
6.1%
3-Year
10 Year

AVB Multifamily Sector Avg.

Source: Green Street Advisors, SNL Financial

FFO PER SHARE GROWTH[2]


Compound Annual Growth Rate
15.0%
10.0%
5.0%
0%
12.8%
5.4%
6.5%
2.6%
3-Year
10 Year

AVB Multifamily Sector Avg.

Source: SNL Financial

ee page 12 for notes, page 61 for defined terms, and
age 65 for 5 year stock perfomance graph.

AvalonBay

COMMUNITIES, INC.

AvalonBay Communities, Inc. is an equity Real Estate Investment Trust primarily engaged i developing, redeveloping, acquiring, and managing quality apartment communities in hig barrier-to-entry markets within the United States. Our markets are located in the Northeast Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions At year-end 2007, our Total Market Capitalization was $10.6 billion. Over the last ten years our Total Shareholder Return averaged 14.7% per year, and the growth rate of our dividend averaged 7.4% per year during the same time period. *Our time-tested strategy is to more deepl penetrate our chosen markets with a broad range of products and services and an intense focus o our customer.*

AvalonBay Communities common shares are traded on the New York Stock Exchange unde the ticker symbol AVB and were included in the S&P 500 Index in 2007. More informatio about AvalonBay may be found on our website at www.avalonbay.com.

COVER: AVALON RIVERVIEW NORTH, NY;
PAGE 1, TOP: AVALON DEL REY, CA BOTTOM: AVALON GLEN COVE NORTH, NY







For Our Shareholders and Our Customers

Excellent Execution



Excellent Execution

For Our Shareholders



Avalon Chrystie Place, NY

TO OUR SHAREHOLDERS

We enjoyed a number of accomplishments in 2007, accomplishments that became more meaningful and noteworthy during the year as the public real estate and capital markets adjusted to reflect increased uncertainty in the economic outlook.

The year began on a positive note with our entry into the S&P 500 Index and completion of an opportunistic equity offering. By mid-year, market volatility sparked by the sub-prime crisis became the tipping point for a global re-pricing of risk. Although our operating fundamentals remained solid throughout the year, the impact of this re-pricing was felt by all asset classes, including public valuation of our apartment assets.

At a time of increased volatility in the financial markets, we remain committed to building value through *Excellent Execution*, adjusting our plans to optimize performance in an uncertain market climate. In this letter, we'll look back at 2007 and forward to 2008 and beyond, discussing the economic outlook and its impact on the fundamentals of our business that support earnings growth and mitigate risk. We'll also highlight *Excellent Execution* in several areas of our business which over time have supported a business model that consistently delivers sector leading operating and investment returns to investors.

2007 IN REVIEW

In last year's report, Building Value was the theme we established to recognize the multiple growth platforms – new development, redevelopment, operations, and investment management – that create value for shareholders. Much was accomplished in 2007 through these platforms:

TOTAL SHAREHOLDER RETURN[1]



Compound Annual Growth Rate
30.0%
25.0%
15.0%
5.0%
11.1%
6.6%
24.1%
12.1%
10.8%
14.7%
10.0%
4.2%
3 year
5 year
10 year

● AVB ● Multifamily Sector Avg. ● S&P

Source: SNL Financial

- Net Operating Income (NOI) from our Same Store portfolio increased 7.2%, driven by revenue growth of 5.5% and modest expense growth of 2.1%.

- Funds from Operations (FFO) increased 8.7% or 13.4% after adjusting for land sales. This was our third consecutive year of 10%+ growth in FFO after adjusting for land sales.

- We delivered eight communities containing over 1,700 apartment homes with a Total Capital Cost of $440 million. Development underway and in planning grew to $6 billion.

- We selectively sold $275 million in assets, generating an Economic Gain of $145 million and an 18% Unleveraged IRR on our investment, confirming the value created through our investment activities.

- We acquired $325 million in new communities, and expanded our redevelopment activity, completing the renovation of five communities and starting redevelopment of four communities.

- We completed the initial investment of capital sourced from our discretionary institutional investment management fund.

These results provide the support for our actions aimed at returning value to our shareholders:

- In 2007, our Board of Directors raised the dividend 9.0% and in February of this year approved an increase of 5.0% in our dividend. Over the last ten years, our dividend has increased over 100%, more than twice the Multifamily Sector Average.

- We opportunistically expanded our share repurchasing program, acquiring $300 million in the latter half of 2007 and early 2008.

CONTROLLING EXPENSES[4]


Annual Operating Expense Growth
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1.8%
2.5%
2.3%
2.2%
2004
2005
2006
2007

● AVB ○ Multifamily Sector Avg.

Source: Green Street Advisors, SNL Financial

- The strong headwinds faced by the REIT sector in 2007 were reflected in our returns for 2007. We experienced the first decline in Total Shareholder Return since 2002: -25%. Longer term, Total Shareholder Return has been outstanding, with average annual returns of 11%, 24% and 15% over a 3, 5 and 10 year period, respectively. These returns reflect the value and durability of a business model that has delivered outsized risk adjusted returns over an entire business cycle.

And finally, AvalonBay was recognized for its success in taking care of the residents who call our communities their home. We were honored with the "Property Management Company of the Year" award by the National Association of Home Builders. This award recognizes that financial success in our industry is built on well managed properties tended by first-class associates providing an outstanding living experience to our residents.

Turning to the economy and capital markets, weakness in the for-sale housing market is impacting economic growth. Unsold inventory reached record levels and home prices are declining in most markets. As expected, job growth - a key driver of renter demand - slowed steadily during 2007, driven by the loss of 400,000 jobs in housing related industries.



Avalon Del Rey, CA





Avalon Danvers, MA

Excellent Execution

Finding Extraordinary Opportunities to Create Unique Communities



The redevelopment of a prominent historic landmark on Boston's North Shore showcased our development talents. By adaptively reusing the historic building and adding a variety of building and apartment styles targeted to different demographic segments, we created both an attractive community and an attractive investment. Since completion, Avalon Danvers has garnered considerable local, regional and national attention and added to our reputation as a market leader.

The weakness in housing spread to the capital markets, as rising delinquencies in lower quality mortgage loans led to a broad re-pricing of risk among many asset classes. The "sub-prime mortgage" was a new term for many of us - a little known but large segment of the mortgage market that became the big story in 2007. Credit markets contracted, liquidity became constrained and the cost of credit as measured by spreads widened. Our financial flexibility enabled us to respond to tightening capital markets by expanding our existing unsecured credit facility by $350 million to $1 billion, providing additional cost effective capital.

THE APARTMENT MARKET: CURRENT FUNDAMENTALS AND OUTLOOK

Going into 2008, third party forecasts suggest that GDP and job growth will be at levels below long-term averages. While a slower economy merits caution in our outlook for 2008, other factors work in favor of apartment demand in our markets:

- We expect the economics of renting vs. buying will continue to favor rental apartments for the next several years. While falling home prices should marginally improve affordability, the cost of home ownership will remain higher in our markets compared to elsewhere in the U.S. Further, tighter lending restrictions are likely to limit the number of current renters that are able to qualify for a mortgage and purchase a home.
- Demographic changes will ensure a steady increase in new renters, as the age segments with the greatest propensity to rent are expected to grow. According to the National Multi-Housing Council, demographic changes should add 150,000 renters annually over the next five years.

ACCELERATING RENTER POPULATION[5]


US Populations Age 20-34 (millions)
68
67
66
65
64
63
62
60
59
58
61.3
61.6
62.2
62.9
63.7
64.6
65.4
66.0
66.5
66.7
66.7
2005
2006
2007
2008E
2009E
2010E
2011E
2012E
2013E
2014E
2015E

Source: National Multi-Housing Council

- Apartment construction levels will remain at or below historic levels in most of our markets in 2008. Some unsold housing inventory is being converted to rental housing by their owners. However, this 'shadow' supply is less of a factor in our markets compared to overbuilt markets in the Southwest and Florida, supporting our strategy of choosing supply-constrained markets.


Avalon
WILSHIRE
LOS ANGELES, CA

Avalon
LYNDHURST

LYNDHURST, NJ


Avalon Lyndhurst

Excellent Execution

2007 Property Management Company of the Year



Pillars of the Industry
Awards
2007
Property Management
Company of the Year
Avalon
Live in an Award Winning Community

Over the years, we've implemented a series of initiatives to build a "culture of service" within both our communities and the organization: customer research, full-service call centers, advance training for associates and innovative recruiting. We're proud AvalonBay was cited for our ability to employ "strategic cutting edge technologies to control operating expenses", while at the same time providing an unparalleled living experience for our residents.



DECLINING HOMEOWNERSHIP(a)
U.S. Homeownership Rate
(Data Through 4Q 2007)
69.5%
69.0%
68.5%
68.0%
67.5%
67.0%
2000
2001
2002
2003
2004
2005
2006
2007

Source: Census Bureau

- Over the last 24 months, the homeownership rate has declined from over 69% to approximately 68% and is predicted to continue falling. For every 1% decline in home ownership, an estimated 500,000 renters emerge.

RESPONDING TO CHALLENGES AND OPPORTUNITIES: *EXCELLENT EXECUTION*

Embedded in our continuous focus on *Excellent Execution* is the practical reality that what we do is hard. What follows are examples of value creation through *Excellent Execution* by AvalonBay: in our high barrier-to-entry markets, in the diversity of the product we deliver, in our intense focus on our customer and in our flexible capital structure, all of which create, preserve and enhance value.

Excellent Execution in Our High Barrier-to-Entry Markets

The markets in which we operate are very competitive markets to secure land, difficult markets to secure entitlements and expensive markets in which to build. Here are a few examples of how our development teams around the country respond to the challenges imposed by our markets:

- In New York City, we acquired a development site with spectacular views along the East River. The site required a clean-up plan to remove contaminated soil. Executed under the direction of AvalonBay's construction division, all excavation and soil removal was carried out under a tent that covered an area bigger than a football field. Recently completed, our Avalon Riverview North high-rise community is leasing at rental rates well above projected levels.

- In the San Francisco Bay Area, we agreed to manage construction of a 1,500-car, $45 million parking structure for the BART transit agency to secure approval for our Avalon at Dublin Station apartment community located adjacent to a key BART station. The challenges imposed by this construction effectively eliminated most of our competitors, and our efforts directly resulted in our winning control of development opportunities adjacent to two other BART stations. In total, these three sites represent $469 million of development opportunities at three of the region's key transit nodes.

Excellent Execution

Focusing on our Customer



To ensure that we continue delivering great service to our residents, we have opened a new, state-of-the-art Customer Care Center (CCC). Certain accounting and administrative functions, once the responsibility of the Community Manager at each of our 184 communities, are being centralized and transferred to specialists at the CCC. This frees up more time for associates at our communities to focus on leasing and meeting the needs of our residents. Functions are being transferred by region and we expect the CCC to be fully operational by mid-2009.

- Over the years, we've built entire utility infrastructures (roads, water treatment plants), redeveloped hospitals into apartments and built a golf course, marina and ball fields as part of the approval process.

Through *Excellent Execution*, challenges become opportunities.

Excellent Execution in the Product We Deliver

To meet the needs of our customers, we've developed an expertise in both building and operating a broad range of apartment communities.

- From garden apartments to 50-story high rise buildings, our integrated in-house construction and development platform allows us to achieve better control over quality, cost and schedule. Centralized support for design, estimating and purchasing, and established processes help optimize value creation while mitigating risk. It's why we have delivered over $3 billion of new construction within ± 3% of the original budgets over the past ten years.

- A retail component is often required for new development to compete successfully in urban markets. By incorporating into our communities quality grocers such as Whole Foods® and Safeway®, and other retailers such as Starbucks® and Panera®, we create convenience for our residents and add value to our communities. Over the years, we've added experienced retail professionals and new systems to support retail.

PROVEN TRACK RECORD


$600
$450
$300
$150
$0
($150)
($300)
$ in Millions
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
● Development Completed
— Total Capital Cost Over/(Under) Budgeted Cost

Excellent Execution through Focus on Our Customer

Our residents pay the highest average rent in our sector and they expect great service. We continuously seek to improve the way we do business on-site, minimizing administrative effort and providing more time for customer focused activities:

- Our new Customer Care Center in Virginia Beach, VA is the result of a major initiative to centralize on-site operations such as processing lease applications, rent checks, invoices, lease renewals and resident inquiries. Adding other corporate functions in accounting, payroll and accounts payable adds critical mass in a lower cost location.

Avalon
BOWERY PLACE

NEW YORK, NY


LEASING OFFICE
Retail
Space
Available



Avalon Centerpoint, MD





Avalon Wilshire, CA

- Using new technology, we implemented an online survey process to gauge resident satisfaction. We receive real-time feedback from residents at three critical touchpoints - move-in, renewal and move-out - allowing our onsite teams to address customer concerns and promptly make changes to our daily operations.

Excellent Execution in Our Capital Structure

Our balance sheet provides flexibility to match the most attractive source of capital with our investment activity, as evidenced by these impressive metrics (as of December 31, 2007):

- A Fixed Charge Ratio of 4.1 supports our ability to service debt obligations.

- Unencumbered assets exceed 80%, providing financial flexibility for uncertain capital market conditions.

- Debt to Total Market Capitalization is just 30%.

- Floating rate debt makes up just 10% of our capital structure, providing modest interest rate risk while better matching interest rate trends with revenue trends.

- A Dividend Payout Ratio of 74% supports a safe and growing dividend.

Whether through our $1 billion credit facility, selling assets at attractive prices, or harvesting value through the sale of partnership interests, financial flexibility allows us to access a variety of capital sources at a time when the capital markets are volatile and liquidity is constrained.

FLEXIBLE CAPITAL STRUCTURE[a]


Total Fixed-Rate Debt 20%
Total Variable-Rate Debt 10%
Equity 70%

LOOKING FORWARD

Excellent Execution is both a timely and timeless element of our successful strategy of *more deeply penetrating our chosen markets with a broad range of products and services and with an intense focus on our customer.* In a time of increased economic volatility, our plan for 2008 provides us with the flexibility to create value from several growth platforms:

- We add value through development. We have $6 billion either under construction or in planning. With our recent initial development yields approximately 150 basis points above market Cap Rates, the implied initial profit margin on our new investment activity is attractive.

- We add value by redeveloping existing assets. We reorganized our investments and construction groups to create a team of associates solely dedicated to redeveloping existing assets. We anticipate 19 communities will be in redevelopment during 2008.

- We add value through our existing portfolio of operating apartments. We anticipate NOI growth of 3.0% to 4.5% in 2008, providing cash flow and value growth from a large base of stabilized assets.


Avalon Shrewsbury, MA

LONG-TERM OUTPERFORMANCE(1,2,3)


10-Year Compound Annual Growth Rate
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
6.5%
2.6%
19.5%
6.1%
14.7%
10.0%
FFO
NAV
Total Shareholder Return
AVB
Multifamily Sector Avg.

Source: SNL Financial, Green Street Advisors

Our extended track record of out-performance in such key metrics as NAV, FFO and dividend growth could only be accomplished through a sustained level of *Excellent Execution*. We have a seasoned management team that understands how to maximize value during all phases of a real estate cycle. Our time tested strategy has delivered long-term performance near the top of the sector in the most important attributes investors value – earnings growth, NAV, dividends and Total Shareholder Return. A durable strategy that, through *Excellent Execution*, will support value creation for years to come.



As always, we thank our shareholders for their continued support, our associates for their outstanding results and our residents for making an AvalonBay community their home.



BRYCE BLAIR
CHAIRMAN & CHIEF EXECUTIVE OFFICER


Avalon on the Sound East, NY

NOTES

1. Total Shareholder Return: The change in value over the period stated with all dividends reinvested. Total Shareholder Return is sometimes presented as the compound annual growth rate. The Total Shareholder Return for each year within the timeframe presented may vary.
2. Estimated NAV per Share Growth: The compound annual growth rate of Estimated NAV per Share as estimated by Green Street Advisors, Inc. during the periods indicated. Estimated NAV per Share Growth for each year within the timeframe presented may vary.
3. FFO per Share Growth: The compound annual growth rate of FFO per Share as reported during the period stated. FFO per Share Growth for each year within the timeframe presented may vary.
4. Operating Expense Growth: Operating expense growth for the same-unit pool was compiled from individual company documents and published by Green Street Advisors, Inc. Full year change is based on the average of the four quarters for each year, to reflect the changes in properties included in same-unit results.
5. Accelerating Renter Population: Assumes 60% renter propensity within 20-34 year old age cohort, per National Multi-Housing Council estimates.
6. Homeownership Rate: Defined as percentage of total occupied U.S. households that are owner-occupied. Latest data as of Fourth Quarter 2007.
7. Development Completed represents Total Capital Cost of annual completions.
8. Percentages for Equity and Fixed and Variable Rate Debt represent the dollar amounts for each as a percentage of the Company's Total Market Capitalization at December 31, 2007 (see "Leverage").

NON-GAAP FINANCIAL MEASURES AND OTHER TERMS

The following non-GAAP financial measures and other terms, as used in this Annual Report, including the Letter to Shareholders, are defined and further explained herein on pages 61-65 in the section titled "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms" and in the notes above:

- Net Asset Value (NAV)
- Fixed Charge Coverage (Interest Coverage)
- Funds from Operations (FFO)
- Initial Year Market Capitalization Rate (Cap Rate)
- Leverage
- Multifamily REIT Sector Average
- Net Operating Income (NOI)
- Projected NOI
- Total Capital Cost
- Economic Gain
- Same Store (Established) Communities
- Stabilized/Restabilized Operations
- Dividend Payout Ratio
- Unleveraged IRR
- Stock Performance Graph

FORWARD-LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 28 of this report for a discussion regarding risks associated with these statements.

2007 FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

	For the year ended				
(Dollars in thousands, except per share information)	12-31-07	12-31-06	12-31-05	12-31-04	12-31-03
Revenue:					
Rental and other income	$ 806,599	$ 715,170	$ 650,907	$ 598,656	$ 545,794
Management, development and other fees	6,142	6,259	4,304	604	896
Total revenue	812,741	721,429	655,211	599,260	546,690
Expenses:					
Operating expenses, excluding property taxes	242,702	217,134	197,990	187,804	169,039
Property taxes	74,912	66,786	63,975	57,907	52,215
Interest expense, net	97,545	109,184	125,171	129,106	128,183
Depreciation expense	179,549	160,442	156,455	149,721	137,311
General and administrative expense	28,494	24,767	25,761	18,074	14,830
Total expenses	623,202	578,313	569,352	542,612	501,578
Equity in income of unconsolidated entities	59,169	7,455	7,198	1,100	25,535
Venture partner interest in profit-sharing	—	—	—	(1,178)	(1,688)
Minority interest in consolidated partnerships	(1,585)	(573)	(1,481)	(150)	(950)
Gain on sale of communities	545	13,519	4,479	1,138	1,234
Income from continuing operations before cumulative effect of change in accounting principle	247,668	163,517	96,055	57,558	69,243
Discontinued operations:					
Income from discontinued operations	4,005	5,618	19,126	24,387	33,504
Gain on sale of communities	106,487	97,411	195,287	121,287	159,756
Total discontinued operations	110,492	103,029	214,413	145,674	193,260
Income before cumulative effect of change in accounting principle	358,160	266,546	310,468	203,232	262,503
Cumulative effect of change in accounting principle	—	—	—	4,547	—
Net income	358,160	266,546	310,468	207,779	262,503
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)	(8,700)	(10,744)
Net income available to common stockholders	$ 349,460	$ 257,846	$ 301,768	$ 199,079	$ 251,759
Per Common Share and Share Information:					
Earnings per common share—basic:					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 3.04	$ 2.09	$ 1.20	$ 0.75	$ 0.85
Discontinued operations	1.40	1.39	2.94	2.03	2.82
Net income available to common stockholders	$ 4.44	$ 3.48	$ 4.14	$ 2.78	$ 3.67
Weighted average common shares outstanding—basic	78,680,043	74,125,795	72,952,492	71,564,202	68,559,657
Earnings per common share—diluted:					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 3.00	$ 2.06	$ 1.18	$ 0.75	$ 0.84
Discontinued operations	1.38	1.36	2.87	2.00	2.76
Net income available to common stockholders	$ 4.38	$ 3.42	$ 4.05	$ 2.75	$ 3.60
Weighted average common shares outstanding—diluted	79,856,927	75,586,898	74,759,318	73,354,956	70,203,467
Cash dividends declared	$ 3.40	$ 3.12	$ 2.84	$ 2.80	$ 2.80

(Dollars in thousands, except per share information)	12-31-07	For the year ended 12-31-06	12-31-05	12-31-04	12-31-03
Other Information:					
Net income	$ 358,160	$ 266,546	$ 310,468	$ 207,779	$ 262,503
Depreciation—continuing operations	179,549	160,442	156,455	149,721	137,311
Depreciation—discontinued operations	2,176	3,687	6,842	14,179	17,414
Interest expense, net—continuing operations	97,545	109,184	125,171	129,106	128,183
Interest expense, net—discontinued operations	687	1,862	1,927	2,522	4,394
EBITDA(1)	$ 638,117	$ 541,721	$ 600,863	$ 503,307	$ 549,805
Funds from Operations(2)	$ 368,057	$ 320,199	$ 271,096	$ 235,514	$ 222,473
Number of Current Communities(3)	163	150	143	138	131
Number of apartment homes	45,932	43,141	41,412	40,142	38,504
Balance Sheet Information:					
Real estate, before accumulated depreciation	$7,556,740	$6,615,593	$5,940,146	$5,734,122	$5,468,735
Total assets	$6,736,484	$5,848,507	$5,198,598	$5,116,019	$4,945,585
Notes payable and unsecured credit facilities	$3,208,202	$2,866,433	$2,334,017	$2,451,354	$2,337,817
Cash Flow Information:					
Net cash flows provided by operating activities	$ 455,825	$ 351,660	$ 306,248	$ 275,617	$ 239,677
Net cash flows provided by (used in) investing activities	$ (809,247)	$ (511,371)	$ (19,761)	$ (251,683)	$ 33,935
Net cash flows provided by (used in) financing activities	$ 366,360	$ 162,280	$ (282,293)	$ (29,471)	$ (279,465)

Notes to Selected Financial Data

(1) EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization from both continuing and discontinued operations. Under this definition, EBITDA includes gains on sale of assets and gain on sale of partnership interests. Management generally considers EBITDA to be an appropriate supplemental measure to net income of our operating performance because it helps investors to understand our ability to incur and service debt and to make capital expenditures. EBITDA should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies.

(2) We generally consider Funds from Operations, or "FFO," as defined below, to be an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of previously depreciated property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a real estate company between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Other Comprehensive Income included elsewhere in this report.

(3) Current Communities consist of all communities other than those which are still under construction and have not received a certificate of occupancy.

Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts® ("NAREIT"), we calculate FFO as net income or loss computed in accordance with GAAP, adjusted for:

- gains or losses on sales of previously depreciated operating communities;
- extraordinary gains or losses (as defined by GAAP);
- cumulative effect of change in accounting principle;
- depreciation of real estate assets; and
- adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent net income in accordance with GAAP, and therefore it should not be considered an alternative to net income, which remains the primary measure, as an indication of our performance. In addition, FFO as calculated by other REITs may not be comparable to our calculation of FFO.

FFO also does not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. A presentation of GAAP based cash flow metrics is provided in "Cash Flow Information" in the table above.

The following is a reconciliation of net income to FFO (dollars in thousands, except per share data)

(Dollars in thousands, except per share data)	12-31-07	For the year ended 12-31-06	12-31-05	12-31-04	12-31-03
Net income	$358,160	$266,546	$310,468	$207,779	$262,503
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)	(8,700)	(10,744)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	184,731	165,982	163,252	159,221	129,207
Minority interest expense, including discontinued operations	280	391	1,363	3,048	1,263
Gain on sale of unconsolidated entities holding previously depreciated real estate assets	(59,927)	(6,609)	—	—	—
Cumulative effect of change in accounting principle	—	—	—	(4,547)	—
Gain on sale of previously depreciated real estate assets	(106,487)	(97,411)	(195,287)	(121,287)	(159,756)
Funds from Operations attributable to common stockholders	$368,057	$320,199	$271,096	$235,514	$222,473
Weighted average common shares outstanding—diluted	79,856,927	75,586,898	74,759,318	73,354,956	70,203,467
FFO per common share—diluted	$ 4.61	$ 4.24	$ 3.63	$ 3.21	$ 3.17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help provide an understanding of our business and results of operations. This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included elsewhere in this report. This report, including the following MD&A, contains forward-looking statements regarding future events or trends as described more fully under "Forward-Looking Statements" included in this report. Actual results or developments could differ materially from those projected in such statements.

Executive Overview

Business Description We are primarily engaged in developing, acquiring, owning and operating apartment communities in high barrier-to-entry markets of the United States. We believe that apartment communities are an attractive long-term investment opportunity compared to other real estate investments because a broad potential resident base should help reduce demand volatility over a real estate cycle. However, throughout the real estate cycle, apartment market fundamentals, and therefore operating cash flows, are affected by overall economic conditions. We seek to create long-term shareholder value by accessing capital on cost effective terms; deploying that capital to develop, redevelop and acquire apartment communities in high barrier-to-entry markets; operating apartment communities; and selling communities when they no longer meet our long-term investment strategy or when pricing is attractive. Barriers-to-entry in our markets generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land is in limited supply.

We regularly evaluate the allocation of our investments by the amount of invested capital and by product type within our individual markets, which are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States. Our strategy is to more deeply penetrate these markets with a broad range of products and services and an intense focus on our customer. Our communities are predominately upscale, which generally command among the highest rents in their markets. However, we also pursue the ownership and operation of apartment communities that target a variety of customer segments and price points, consistent with our goal of offering a broad range of products and services.

Financial Highlights and Outlook Net income available to common stockholders for the quarter ended December 31, 2007 was $129,644,000, as compared to $44,138,000 for the quarter ended December 31, 2006, an increase of 193.7%. For the year ended December 31, 2007, net income available to common stockholders was $349,460,000 compared to $257,846,000 for 2006, an increase of 35.5%. These increases are primarily attributable to an increase in gains from the sale of communities and joint venture real estate investments in 2007 as compared to 2006 and growth in income from existing and newly developed communities in 2007.

Apartment fundamentals remained positive in 2007 as evidenced by full year-over-year rental revenue growth of 5.5% achieved within our Established Community portfolio (as defined later in this report), comprised of an increase in rental rates of 5.8% and a decrease in occupancy of 0.3%. This revenue growth combined with constrained expense growth contributed to our Established Community portfolio achieving year-over-year growth in net operating income ("NOI") of 7.2% in 2007. For the fourth quarter of 2007, our Established Communities experienced an increase in rental revenue of 4.4% and a corresponding increase in NOI of 4.9% over the prior year period, evidencing the moderating, but continued growth in operations.

Projected growth in earnings per share – diluted ("EPS") in our current financial outlook is expected to be between 48.4% and 94.1% driven primarily by gains on the sale of communities that may occur under our expanded disposition program. In addition, we expect that our Established Communities will continue to show revenue and net operating income growth in 2008, but at a lesser rate relative to growth levels in 2007. Despite third party forecasts of a weaker economic environment, we anticipate positive renter demand resulting from a continued reduction in homeownership rates and a general increase in the propensity to rent. Declining home ownership rates are the result of a number of factors, including concerns regarding home prices and economic growth, demographic growth in those age groups that have historically demonstrated a higher propensity to rent as well as tighter underwriting standards for mortgages. Management expects the level of new rental completions in the Company's markets will decline modestly during 2008 from 2007 levels and competition from unsold housing inventory made available for rent will remain modest relative to more oversupplied residential markets in the U.S. Overall we expect apartment market fundamentals will be balanced in our markets, supporting moderate growth in earnings. Our current financial outlook provides for 2008 rental growth of 2.5% to 4.0% in our established community portfolio and projected NOI growth of 3.0% to 4.5%

We expect that our development activity will continue to create long-term value. We currently have approximately $2,162,500,000 under construction (measured by total projected capitalized cost of the communities at completion, including the portions in which joint venture partners hold an equity or economic interest). For 2008, we expect new development starts in the range of $900,000,000 to $1,100,000,000 measured at projected cost of completion, including projects that may be developed through joint ventures. This is a decrease in new activity from 2007 reflecting the current economic and capital market conditions. We continue to be selective in pursuing new development opportunities. Land prices generally have not re-set in most of our markets, but we are seeing construction cost increases stabilizing. Construction costs for certain materials have begun to decline while prices for other materials remain high given strong global demand. There is also greater availability of experienced subcontractors and trade professionals as a result of slowing construction in both the condominium and single-family housing markets. We continue to selectively secure new Development Rights, including the acquisition of land for future development. We currently have Development Rights for construction of new apartment communities that would, if developed as expected, total approximately $3,918,000,000 based on total projected capitalized costs at December 31, 2007. We also expect to increase our redevelopment activities in 2008, for both wholly owned and Fund (as defined below) related assets. While current market conditions with respect to liquidity may impact the types of funding sources used, we believe that our current level of indebtedness, our current ability to service interest and other fixed charges and our current limited use of financial encumbrances (such as secured financing) on our assets provide us with the financial position and financial flexibility to access the capital necessary to fund our development and redevelopment activities. We expect to meet these needs from both secured and unsecured debt, as well as asset sales and retained cash.

AvalonBay Value Added Fund, L.P. (the "Fund") is a discretionary investment fund in which we hold a 15% interest. The Fund has been our principal vehicle for acquiring apartment communities subject to certain exceptions, since its formation in March 2005. The Fund acquired seven communities for an aggregate purchase price of $305,450,000 during 2007. As of January 31, 2008, the total amount invested by the Fund is $779,318,000. Management of the Fund expects to invest approximately $39,000,000 of additional funds to redevelop the assets acquired, at which time, the Fund will become fully invested. We are exploring various potential sources and vehicles for funding future acquisitions after the Fund is fully invested.

We continue to see real estate capital flows from income investors. In 2007, we completed the disposition of four communities and one partnership interest for an aggregate gross sales price of $268,096,000. Given the current levels of demand from investors for high quality multifamily real estate assets, we anticipate increasing our level of disposition activity to a range of $700,000,000 to $1,000,000,000 in 2008. Actual disposition activity will depend on various factors including market and economic conditions.

Communities Overview Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development ("Development Communities") and Development Rights (i.e., land or options to purchase land held for development). Our current operating communities are further distinguished as Established Communities, Other Stabilized Communities, Lease-Up Communities and Redevelopment Communities. Established Communities are generally operating communities that are consolidated for financial reporting purposes and were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, which allows the performance of these communities and the markets in which they are located to be compared and monitored between years. Other Stabilized Communities are generally all other consolidated operating communities that have stabilized occupancy and operating expenses during the current year, but had not achieved stabilization as of the beginning of the prior year. Lease-Up Communities consist of communities where construction is complete but stabilization has not been achieved. Redevelopment Communities consist of communities where substantial redevelopment is in progress or is planned to begin during the current year. A more detailed description of our reportable segments and other related operating information can be found in Note 9, "Segment Reporting," of our Consolidated Financial Statements.

Although each of these categories is important to our business, we generally evaluate overall operating, industry and market trends based on the operating results of Established Communities, for which a detailed discussion can be found in "Results of Operations" as part of our discussion of overall operating results. We evaluate our current and future cash needs and future operating potential based on acquisition, disposition, development, redevelopment and financing activities within Other Stabilized, Redevelopment and Development Communities, and discussions related to these segments of our business can be found in "Liquidity and Capital Resources."

The net operating income of our current operating communities, as defined later in this report, is one of the financial measures that we use to evaluate community performance. Net operating income is affected by the demand and supply dynamics within our markets, our rental rates and occupancy levels, and our ability to control operating costs. Our overall financial performance is also impacted by the general availability and cost of capital and the performance of newly developed and acquired apartment communities.

As of December 31, 2007, we owned or held a direct or indirect ownership interest in 184 apartment communities containing 52,748 apartment homes in ten states and the District of Columbia, of which 21 communities were under construction and eight communities were under reconstruction. Of these communities, 23 were owned by entities that were not consolidated for financial reporting purposes, including 20 owned by the Fund. In addition, we owned a direct or indirect ownership interest in Development Rights to develop an additional 48 communities that, if developed in the manner expected, will contain an estimated 13,656 apartment homes.

Results of Operations

Our year-over-year operating performance is primarily affected by individual geographic market conditions and apartment fundamentals as measured by changes in net operating income of our Established Communities; net operating income derived from acquisitions and development completions; the loss of net operating income related to disposed communities; and capital market, disposition and financing activity. A comparison of our operating results for the years 2007, 2006 and 2005 follows:

			Change				Change	
(Dollars in thousands)	2007	2006	$	%	2006	2005	$	%
Revenue:								
Rental and other income	$806,599	$715,170	$91,429	12.8%	$715,170	$650,907	$ 64,263	9.9%
Management, development and other fees	6,142	6,259	(117)	(1.9%)	6,259	4,304	1,955	45.4%
Total revenue	812,741	721,429	91,312	12.7%	721,429	655,211	66,218	10.1%
Expenses:								
Direct property operating expenses, excluding property taxes	192,338	175,927	16,411	9.3%	175,927	161,913	14,014	8.7%
Property taxes	74,912	66,786	8,126	12.2%	66,786	63,975	2,811	4.4%
Total community operating expenses	267,250	242,713	24,537	10.1%	242,713	225,888	16,825	7.4%
Corporate-level property management and other indirect operating expenses	38,627	34,177	4,450	13.0%	34,177	31,243	2,934	9.4%
Investments and investment management	11,737	7,030	4,707	67.0%	7,030	4,834	2,196	45.4%
Interest expense, net	97,545	109,184	(11,639)	(10.7%)	109,184	125,171	(15,987)	(12.8%)
Depreciation expense	179,549	160,442	19,107	11.9%	160,442	156,455	3,987	2.5%
General and administrative expense	28,494	24,767	3,727	15.0%	24,767	25,761	(994)	(3.9%)
Total other expenses	355,952	335,600	20,352	6.1%	335,600	343,464	(7,864)	(2.3%)
Equity in income of unconsolidated entities	59,169	7,455	51,714	693.7%	7,455	7,198	257	3.6%
Minority interest in consolidated partnerships	(1,585)	(573)	(1,012)	176.6%	(573)	(1,481)	908	(61.3%)
Gain on sale of land	545	13,519	(12,974)	(96.0%)	13,519	4,479	9,040	201.8%
Income from continuing operations	247,668	163,517	84,151	51.5%	163,517	96,055	67,462	70.2%
Discontinued operations:								
Income from discontinued operations	4,005	5,618	(1,613)	(28.7%)	5,618	19,126	(13,508)	(70.6%)
Gain on sale of communities	106,487	97,411	9,076	9.3%	97,411	195,287	(97,876)	(50.1%)
Total discontinued operations	110,492	103,029	7,463	7.2%	103,029	214,413	(111,384)	(51.9%)
Net income	358,160	266,546	91,614	34.4%	266,546	310,468	(43,922)	(14.1%)
Dividends attributable to preferred stock	(8,700)	(8,700)	—	—	(8,700)	(8,700)	—	—
Net income available to common stockholders	$349,460	$257,846	$91,614	35.5%	$257,846	$301,768	$(43,922)	(14.6%)

Net income available to common stockholders increased $91,614,000 or 35.5%, to $349,460,000 in 2007 due primarily to sales of consolidated operating communities and investments in unconsolidated entities and related gains occurring in 2007 combined with growth in net operating income from Established Communities and contributions to net operating income from newly developed communities in 2007. Net income available to common stockholders decreased $43,922,000, or 14.6%, to $257,846,000 in 2006, primarily attributable to reduced asset sales and the related gains, partially offset by growth in net operating income from Established Communities and contributions to net operating income from newly developed communities.

Net operating income ("NOI") is considered by management to be an important and appropriate supplemental performance measure to net income because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level or financing-related costs. NOI reflects the operating performance of a community and allows for an easy comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets. We define NOI as total property revenue less direct property operating expenses, including property taxes.

NOI does not represent cash generated from operating activities in accordance with U.S. generally accepted accounting principles ("GAAP"). Therefore, NOI should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI necessarily indicative of cash available to fund cash needs. A calculation of NOI for the years ended December 31, 2007, 2006 and 2005, along with reconciliation to net income for each year, is as follows:

	For the year ended		
(Dollars in thousands)	12-31-07	12-31-06	12-31-05
Net income	$358,160	$266,546	$310,468
Indirect operating expenses, net of corporate income	31,285	28,811	26,675
Investments and investment management	11,737	7,030	4,834
Interest expense, net	97,545	109,184	125,171
General and administrative expense	28,494	24,767	25,761
Equity in income of unconsolidated entities	(59,169)	(7,455)	(7,198)
Minority interest in consolidated partnerships	1,585	573	1,481
Depreciation expense	179,549	160,442	156,455
Gain on sale of real estate assets	(107,032)	(110,930)	(199,766)
Income from discontinued operations	(4,005)	(5,618)	(19,126)
Net operating income	$538,149	$473,350	$424,755

The NOI increases in both 2007 and 2006, as compared to the prior year period, consist of changes in the following categories:

(Dollars in thousands)	2007 Increase	2006 Increase
Established Communities	$29,866	$32,083
Other Stabilized Communities	10,185	5,379
Development and Redevelopment Communities	24,748	11,133
Total	$64,799	$48,595

The NOI increases in Established Communities in 2007 were largely due to continued favorable apartment market fundamentals. During 2007, we continued to focus on rental rate growth, while maintaining occupancy of at least 95% in all regions. We anticipate that increases in rental rates and overall rental revenue growth will moderate in 2008 as compared to 2007, as we expect a slower rate of job growth (demand) and a decline in new rental completions in our markets (supply). We expect revenue growth from our Established Communities of 2.5% to 4.0% in 2008 as compared to 2007. In addition, we continue to monitor and manage operating expenses to constrain expense growth. We expect operating expenses at our Established Communities to increase by 2.0% to 3.0% in 2008 as compared to 2007 from increasing property tax, labor and utility expenses. Overall, we anticipate growth in NOI from our Established Communities of 3.0% to 4.5% in 2008 as compared to 2007.

The Company has given projected NOI growth in 2008 only for Established Communities and not on a company-wide basis. The Company believes that NOI growth of the Established Communities assists investors in understanding management's estimate of the likely contribution to operations from Established Communities. However, the Company has not provided a projection of NOI growth on a company-wide basis due to the difficulty in projecting the timing of new development starts, dispositions and acquisitions, as well as the complexities involved in projecting the allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities not yet developed, disposed or acquired. NOI growth expected from Established Communities is not a projection of the Company's projected consolidated financial performance or projected cash flow.

Rental and other income increased in 2007 as compared to the prior year due to increased rental rates for our Established Communities, coupled with additional rental income generated from newly developed communities.

Overall Portfolio — The weighted average number of occupied apartment homes increased to 38,436 apartment homes for 2007 as compared to 37,716 apartment homes for 2006 and 36,520 apartment homes for 2005. This change is primarily the result of increased homes available from newly developed and acquired communities, partially offset by communities sold in 2007 and 2006. The weighted average monthly revenue per occupied apartment home increased to $1,767 in 2007 as compared to $1,610 in 2006 and $1,516 in 2005.

Established Communities — Rental revenue increased $34,257,000, or 5.5%, for 2007 and increased $35,871,000, or 6.8% in 2006. These increases are due to increased average rental rates, partially offset by decreased economic occupancy. For 2007, the weighted average monthly revenue per occupied apartment home increased 5.8% to $1,795 compared to $1,697 in 2006, primarily due to increased market rents and the decrease in the amortization of concessions. The higher amortization recognized in 2006 was due to the higher levels of concessions granted in periods prior to 2006. The average economic occupancy decreased 0.3% to 96.3% in 2007. Economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as gross potential revenue less vacancy loss, as a percentage of gross potential revenue. Gross potential revenue is determined by valuing occupied homes at leased rates and vacant homes at market rents.

We experienced increases in Established Communities' rental revenue in all six of our regions in 2007 as compared to 2006. The largest increases in rental revenue were in the Pacific Northwest, Northern California and the Mid-Atlantic, with increases of 11.1%, 8.6% and 5.9%, respectively, between years. The Northeast and Northern California regions comprise the majority of our Established Community revenue, and therefore are discussed in more detail below.

Northern California, which represented approximately 24.6% of Established Community rental revenue during 2007, experienced an increase in rental revenue of 8.6% in 2007 as compared to 2006. Average rental rates increased by 8.3% to $1,699, and economic occupancy increased 0.3% to 97.0% in 2007. Apartment fundamentals remain strong in Northern California. We expect Northern California to see continued but moderating revenue growth during 2008 at growth levels in excess of those expected in other markets.

The Northeast region, which accounted for approximately 42.3% of Established Community rental revenue during 2007, experienced an increase in rental revenue of 3.2% in 2007 as compared to 2006. Average rental rates increased 3.5% to $2,129, and economic occupancy decreased 0.3% to 96.2% in 2007. We expect overall apartment fundamentals in the Northeast region will be balanced during 2008, with slower job growth and except in the Boston area, minimal net new rental supply. Supply-demand fundamentals for New York City and surrounding areas should remain healthy, although changes in employment levels in the financial services industry could cause economic growth to decelerate. Boston will continue to lag the region in revenue growth, as we expect the net new supply from apartment deliveries will outpace improvement in the region's economy. These factors support our expectation for moderate rental rate growth in 2008.

In accordance with GAAP, cash concessions are amortized as an offset to rental revenue over the approximate lease term, which is generally one year. As a supplemental measure, we also present rental revenue with concessions stated on a cash basis to help investors evaluate the impact of both current and historical concessions on GAAP based rental revenue and to more readily enable comparisons to revenue as reported by other companies. Rental revenue with concessions stated on a cash basis also allows investors to understand historical trends in cash concessions, as well as current rental market conditions.

The following table reconciles total rental revenue in conformity with GAAP to total rental revenue adjusted to state concessions on a cash basis for our Established Communities for the years ended December 31, 2007 and 2006 (dollars in thousands). Information for the year ended December 31, 2005 is not presented, as Established Community classification is not comparable prior to January 1, 2006. See Note 9, "Segment Reporting," of our Consolidated Financial Statements.

	For the year ended	
(Dollars in thousands)	12-31-07	12-31-06
Rental revenue (GAAP basis)	$652,129	$617,872
Concessions amortized	6,119	12,336
Concessions granted	(6,234)	(6,236)
Rental revenue adjusted to state concessions on a cash basis	$652,014	$623,972
Year-over-year % change—GAAP revenue	5.5%	n/a
Year-over-year % change—cash concession based revenue	4.5%	n/a

Management, development and other fees decreased $117,000, or 1.9% in 2007 and increased $1,955,000 or 45.4% in 2006. The decrease in 2007 was due to lower development and redevelopment management fees, coupled with the loss of fees due to the disposition of our interest in a joint venture, partially offset by increased property management fees from the Fund, as additional communities are acquired. The increase in 2006 over 2005 was due to a full year of management fees from the Fund, which was formed in March 2005.

Direct property operating expenses, excluding property taxes increased $16,411,000 or 9.3% and $14,014,000 or 8.7% in 2007 and 2006, respectively, primarily due to the addition of recently developed and acquired apartment homes coupled with expense growth in our Established Communities.

For Established Communities, direct property operating expenses, excluding property taxes, increased $1,661,000, or 1.1%, and $3,030,000, or 2.4%, to $148,628,000 and $131,106,000 in 2007 and 2006, respectively, due primarily to increases in other maintenance, marketing and landscaping expenses offset by lower utility and redecorating costs.

Property taxes increased $8,126,000 or 12.2% and $2,811,000 or 4.4% in 2007 and 2006, respectively, due to overall higher assessments and the addition of newly developed and redeveloped apartment homes. Property taxes are impacted by the size and timing of successful tax appeals in both years.

For Established Communities, property taxes increased by $2,618,000, or 4.5%, and $721,000, or 1.4% in 2007 and 2006, respectively, due to higher assessments throughout all regions. Year over year changes are impacted by the size and timing of successful tax appeals. Overall, we expect property taxes in 2008 to increase from 2007 levels due to increased valuations and the addition of newly developed communities. Despite the potential decreases in real estate property values for tax purposes, there is generally a lag to the ultimate recognition of any savings in the real estate tax assessments. In addition, property tax increases are limited by law (Proposition 13) for communities in California. We evaluate property tax increases internally, as well as engage third-party consultants, and appeal increases when appropriate.

Corporate-level property management and other indirect operating expenses increased by $4,450,000, or 13.0% and $2,934,000, or 9.4%, in 2007 and 2006, respectively, over the prior year periods due primarily to increased costs relating to corporate initiatives focused on increasing efficiency and enhancing controls at our operating communities, coupled with increased compensation and relocation costs. The 2007 expense includes the set up costs related to the office in Virginia Beach, Virginia that we opened in 2007. This office will be used to centralize certain community-related accounting, administrative and customer service functions. The transition began during the third quarter of 2007, when certain community-related accounting functions were relocated to our Virginia Beach office and is expected to continue through the end of 2008. Expenses in this category increased in 2006, primarily due to the addition of recently developed and acquired apartment homes coupled with expense growth in our Established Communities.

Investments and investment management reflects the costs incurred for investment acquisitions, investment management and abandoned pursuit costs, which include costs incurred for development pursuits not yet considered probable for development, as well as the abandonment or impairment of development pursuits, acquisition pursuits and disposition pursuits. Investments and investment management costs increased in 2007 as compared to 2006 due primarily to increased abandoned pursuit costs. Abandoned pursuit costs were $6,974,000 in 2007, $2,115,000 in 2006 and $816,000 in 2005. Abandoned pursuit costs can be volatile, and the costs incurred in any given period may vary significantly in future periods.

Interest expense, net decreased $11,639,000 or 10.7% in 2007 and $15,987,000 or 12.8% in 2006 due primarily to higher levels of capitalized interest in connection with our increased development activity and increased interest income, partially offset by an increase in the average outstanding balance on our unsecured credit facility. Interest income increased in 2007 due to higher invested cash balances from our January 2007 equity offering as well as increases in the interest rate earned on cash deposits, offset partially by interest income in 2006 from an escrow funded from a disposition in 2005 that was used in a tax-deferred exchange.

Depreciation expense increased $19,107,000 or 11.9% in 2007 and $3,987,000 or 2.5% in 2006 primarily due to the completion of development and redevelopment activities, primarily offset by the loss of depreciation from assets sold.

General and administrative expense ("G&A") increased $3,727,000 or 15.0% in 2007 primarily due to increased compensation costs. G&A expenses decreased $994,000 or 3.9% in 2006 primarily due to the incurrence in 2005 of the following: (i) separation costs of approximately $2,100,000 due to the departure of a senior executive; (ii) the accrual of costs related to various litigation matters of approximately $1,500,000; and (iii) increased board of director fees due to the acceleration of equity awards with the resignation of a director due to disability in 2005, partially offset by higher compensation costs in 2006.

Gain on sale of land in 2007 decreased from 2006 due to the volume and size of land parcels sold in each year. The increase in 2006 from 2005 is due to larger gains on sales in 2006.

Equity in income of unconsolidated entities in 2007 increased from 2006 due primarily to the recognition in 2007 of approximately $60,000,000 in gains from the disposition of two investments, partially offset by losses (after depreciation) associated with two unconsolidated investments and the consolidation in 2007 of a community that was not consolidated as of December 31, 2006.

Minority interest in consolidated partnerships increased in 2007 as compared to 2006 due to the recognition of the sale of a 70% joint venture partner interest in one of our consolidated communities (See Note 6, "Investment in Real Estate Entities"). This increase was partially offset by the conversion and redemption of limited partnership units, thereby reducing outside ownership interests and the allocation of net income to outside ownership interests. The year over year decrease in 2006 was due to the conversion of limited partnership units, reducing the outside ownership interests.

Income from discontinued operations represents the net income generated by communities sold or qualifying as discontinued operations during the period from January 1, 2006 through December 31, 2007. It decreased in 2007 and 2006 due to fewer communities sold or classified as discontinued operations. See Note 7, "Real Estate Disposition Activities," of our Consolidated Financial Statements.

Gain on sale of communities increased in 2007 due to the higher volume of dispositions in 2007. The decrease in 2006 as compared to 2005 is due to the volume and size of dispositions in the respective years relative to our basis in the assets. The amount of gain realized in any given reporting period depends on many factors, including the number of communities sold, the size and carrying value of those communities and the sales prices, which are driven by local and national market conditions.

Funds from Operations Attributable to Common Stockholders ("FFO")

FFO is considered by management to be an appropriate supplemental measure of our operating and financial performance. In calculating FFO, we exclude gains or losses related to dispositions of previously depreciated property and exclude real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. FFO can help one compare the operating performance of a real estate company between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in our Consolidated Financial Statements included elsewhere this report. For a more detailed discussion and presentation of FFO, see "Selected Financial Data," included elsewhere in this report.

Liquidity and Capital Resources

Factors affecting our liquidity and capital resources are our cash flows from operations, financing activities and investing activities, as well as general economic and market conditions. Operating cash flow has historically been determined by: (i) the number of apartment homes currently owned, (ii) rental rates, (iii) occupancy levels and (iv) operating expenses with respect to apartment homes. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. The timing and type of capital markets activity in which we engage, as well as our plans for development, redevelopment, acquisition and disposition activity, are affected by changes in the capital markets environment, such as changes in interest rates or the availability of cost-effective capital.

We regularly review our liquidity needs, the adequacy of cash flows from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service and maturity payments;
- preferred stock dividends and DownREIT partnership unit distributions;
- the minimum dividend payments on our common stock required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- development and redevelopment activity in which we are currently engaged; and
- capital calls for the Fund, as required.

Increased capital market volatility in 2007 and constrained liquidity suggest that our liquidity needs may be met in 2008 from sources that differ from historical sources. Increased use of secured debt and increased asset sales relative to our recent activity are expected for 2008. Although general market liquidity is constrained, we anticipate that we can satisfy these needs from a combination of cash flow provided by operating activities, proceeds from asset dispositions and borrowing capacity under our variable rate unsecured credit facility, as well as secured financings and other public or private sources of liquidity.

Cash and cash equivalents totaled $21,222,000 at December 31, 2007, an increase of $12,938,000 from $8,284,000 at December 31, 2006. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included elsewhere in this report.

Operating Activities — Net cash provided by operating activities increased to $455,825,000 in 2007 from $351,660,000 in 2006. The increase was driven primarily by the additional NOI from our Established Communities' operations, as well as NOI from recently developed communities.

Investing Activities — Net cash used in investing activities of $809,247,000 in 2007 related to investments in assets through the development and redevelopment of apartment communities, the acquisition of a community, and the acquisition of 17 land parcels, partially offset by proceeds from the disposition of a land parcel, four communities and a partnership interest in an unconsolidated real estate investment. During 2007, we invested $1,141,706,000 in the purchase and development of the following real estate and capital expenditures:

- We completed the development of eight communities containing a total of 1,749 apartment homes for a total capitalized cost, including land acquisition cost, of $440,700,000.
- We acquired 17 parcels of land in connection with Development Rights, for an aggregate purchase price of $311,691,000.
- We had capital expenditures relating to current communities' real estate assets of $13,851,000 and non-real estate capital expenditures of $1,424,000.
- We commenced the development of 12 communities which are expected to contain a total of 3,412 apartment homes for an expected aggregate total capital cost of $1,279,800,000.

Financing Activities — Net cash provided by financing activities totaled $366,360,000 in 2007. The net cash inflow is due primarily to the proceeds from the issuance of 4,600,000 shares of the Company's common stock at $129.30 per share, borrowings of $514,500,000 under our unsecured credit facility and the issuance of two mortgage notes for approximately $59,126,000, offset by the repurchase of 2,480,616 shares of our common stock at an average price of $103.95 per share, the repayment of mortgage notes of approximately $27,256,000, the repayment of unsecured notes at maturity of approximately $260,000,000 and dividend payments of $268,966,000.

Variable Rate Unsecured Credit Facility In November 2007 we increased our borrowing capacity under our existing revolving variable rate unsecured credit facility from $650,000,000 to $1,000,000,000. The facility is with a syndicate of commercial banks, to whom we pay, in the aggregate, an annual facility fee of approximately $1,250,000. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), our credit rating and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.40% per annum (3.54% on January 31, 2008). The spread over LIBOR can vary from LIBOR plus 0.325% to LIBOR plus 1.00% based on our credit rating. In addition, a competitive bid option is available for borrowings of up to $422,500,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. We had no outstanding balance under this competitive bid option at January 31, 2008. We are subject to and currently in compliance with certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels. The credit facility matures in November 2011, assuming our exercise of a one-year renewal option. At January 31, 2008, $733,500,000 was outstanding on the credit facility, $57,000,000 was used to provide letters of credit and $209,361,000 was available for borrowing under the unsecured credit facility.

Future Financing and Capital Needs — Debt Maturities One of our principal long-term liquidity needs is the repayment of long-term debt at the time that such debt matures. For unsecured notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. If we do not have funds on hand sufficient to repay our indebtedness as it becomes due, it will be necessary for us to refinance the debt. This refinancing may be accomplished by uncollateralized private or public debt offerings, additional debt financing that is collateralized by mortgages on individual communities or groups of communities, draws on our unsecured credit facility or by equity offerings. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

The following financing activity occurred during the year ended December 31, 2007:

- we issued $16,926,000 of variable rate mortgage debt for an operating community in June, maturing in May 2012;
- we repaid $15,980,000 of mortgage debt, secured by the assets of an operating community in July;
- we assumed $3,941,000 of fixed rate mortgage debt in conjunction with the acquisition of an operating community in July 2007 and subsequently defeased the note in December 2007;
- we issued $100,000,000 of variable rate, tax-exempt debt for a development community in June, maturing in November 2040;
- we repaid $150,000,000 in previously issued unsecured notes in August 2007, along with any unpaid interest, pursuant to their scheduled maturity;
- we issued $42,200,000 of fixed rate, tax-exempt mortgage debt for an operating community in September 2007, maturing in June 2047;
- we were relieved of our obligations associated with $8,116,000 in mortgage debt in conjunction with the disposition of the associated operating community in September 2007;
- we repaid $110,000,000 in previously issued unsecured notes in December 2007, along with any unpaid interest, pursuant to their scheduled maturity;
- we borrowed $514,500,000 under our unsecured credit facility;
- we increased our borrowing capacity under our unsecured credit facility by $350,000,000, to $1,000,000,000;
- we issued 4,600,000 shares of common stock at $129.30 per share for net proceeds of approximately $594,000,000 in conjunction with the inclusion of our common stock in the S&P 500 index in January 2007; and
- we repurchased 2,480,616 shares of our common stock at an average price of $103.95 per share, for a total approximate purchase price of $257,854,000.

In February 2008, the Board of Directors authorized a further increase of $200,000,000 in the common stock repurchase program, increasing the total amount the Company can acquire to $500,000,000, of which approximately $300,000,000 has been used to repurchase our common stock as of January 31, 2008. The decision to use the additional share repurchase authorization will depend on current capital market conditions and liquidity, our share price relative to the net asset value per share and other uses of capital, including development.

The table below details debt maturities for the next five years, excluding our unsecured credit facility, and amounts outstanding related to communities classified as held for sale, for debt outstanding at December 31, 2007 (dollars in thousands, except footnotes).

Community	All-In interest rate[1]	Principal maturity date	Balance outstanding 12-31-06	Balance outstanding 12-31-07	Scheduled maturities 2008	2009	2010	2011	2012	Thereafter
Tax-exempt bonds										
Fixed rate										
CountryBrook	6.30%	Mar-2012	$ 15,990	$ 15,356	$ 676	$ 719	$ 766	$ 816	$ 12,379	$ —
Avalon at Symphony Glen	4.90%	Jul-2024	9,780	9,780	—	—	—	—	—	9,780
Avalon at Lexington	6.55%	Feb-2025	12,467	12,078	413	439	466	495	526	9,739
Avalon at Nob Hill	5.80%	Jun-2025	18,116	—[2]	—	—	—	—	—	—
Avalon Campbell	6.48%	Jun-2025	32,776	31,877[2]	—	—	—	—	—	31,877
Avalon Pacifica	6.48%	Jun-2025	14,867	14,460[2]	—	—	—	—	—	14,460
Avalon Knoll	6.95%	Jun-2026	11,957	11,654	324	347	371	398	426	9,788
Avalon Landing	6.85%	Jun-2026	5,903	5,751	162	173	185	198	212	4,821
Avalon Fields	7.55%	May-2027	10,483	10,224	256	275	295	316	339	8,743
Avalon Oaks	7.45%	Jul-2041	17,205	17,077	137	147	157	168	180	16,288
Avalon Oaks West	7.48%	Apr-2043	17,036	16,919	125	133	142	152	162	16,205
Avalon at Chestnut Hill	5.82%	Oct-2047	—	42,149	314	331	349	368	388	40,399
			166,580	187,325	2,407	2,564	2,731	2,911	14,612	162,100
Variable rate[3]										
The Promenade	4.88%	Oct-2010	31,495	30,844	701	755	29,388	—	—	—
Waterford	3.50%	Jul-2014	33,100	33,100[4]	—	—	—	—	—	33,100
Avalon at Mountain View	3.50%	Feb-2017	18,300	18,300[4]	—	—	—	—	—	18,300
Avalon at Foxchase I	3.50%	Nov-2017	16,800	16,800[4]	—	—	—	—	—	16,800
Avalon at Foxchase II	3.50%	Nov-2017	9,600	9,600[4]	—	—	—	—	—	9,600
Avalon at Mission Viejo	3.98%	Jun-2025	7,635	7,635[4]	—	—	—	—	—	7,635
Avalon at Nob Hill	3.46%	Jun-2025	2,684	20,800[4]	—	—	—	—	—	20,800
Avalon Campbell	3.46%	Jun-2025	6,024	6,923[2]	—	—	—	—	—	6,923
Avalon Pacifica	3.46%	Jun-2025	2,733	3,140[2]	—	—	—	—	—	3,140
Avalon at Fairway Hills I	4.33%	Jun-2026	11,500	11,500	—	—	—	—	—	11,500
Bowery Place I	3.31%	Nov-2037	93,800	93,800[5]	521	576	636	703	777	90,587
Bowery Place II	3.34%	Nov-2039	48,500	48,500[5]	—	—	270	298	329	47,603
Avalon Acton	4.14%	Jul-2040	45,000	45,000[5]	—	—	—	—	—	45,000
Morningside Park	6.63%	Nov-2040	—	100,000	—	—	138	302	340	99,220
			327,171	445,942	1,222	1,331	30,432	1,303	1,446	410,208
Conventional loans[6]										
Fixed rate										
$150 million unsecured notes	5.18%	Aug-2007	$ 150,000	$ —	$ —	$ —	$ —	$ —	$ —	$ —
$110 million unsecured notes	7.13%	Dec-2007	110,000	—	—	—	—	—	—	—
$50 million unsecured notes	6.63%	Jan-2008	50,000	50,000[7]	50,000	—	—	—	—	—
$150 million unsecured notes	8.38%	Jul-2008	146,000	146,000	146,000	—	—	—	—	—
$150 million unsecured notes	7.63%	Aug-2009	150,000	150,000	—	150,000	—	—	—	—
$200 million unsecured notes	7.66%	Dec-2010	200,000	200,000	—	—	200,000	—	—	—
$300 million unsecured notes	6.79%	Sep-2011	300,000	300,000	—	—	—	300,000	—	—
$50 million unsecured notes	6.31%	Sep-2011	50,000	50,000	—	—	—	50,000	—	—
$250 million unsecured notes	5.73%	Jan-2012	250,000	250,000	—	—	—	—	250,000	—
$250 million unsecured notes	6.26%	Nov-2012	250,000	250,000	—	—	—	—	250,000	—
$100 million unsecured notes	5.11%	Mar-2013	100,000	100,000	—	—	—	—	—	100,000
$150 million unsecured notes	5.52%	Apr-2014	150,000	150,000	—	—	—	—	—	150,000
$250 million unsecured notes	5.89%	Sep-2016	250,000	250,000	—	—	—	—	—	250,000
Wheaton Development Right	6.99%	Oct-2008	4,514	4,432	4,432	—	—	—	—	—
4600 Eisenhower Avenue	8.08%	Apr-2009	4,402	4,293	118	4,175	—	—	—	—
Twinbrook Development Right	7.25%	Oct-2011	8,200	8,007	207	222	239	7,339	—	—
Tysons West Development Right	5.55%	Jul-2028	6,535	6,381	162	173	183	193	204	5,466
Avalon Orchards	7.65%	Jul-2033	19,883	19,612	290	311	333	357	382	17,939
			2,199,534	1,938,725	201,209	154,881	200,755	357,889	500,586	523,405
Variable rate[3]										
Avalon Ledges	5.68%	May-2009	18,635	17,990	688	17,302	—	—	—	—
Avalon at Flanders Hill	5.68%	May-2009	21,245	20,510	784	19,726	—	—	—	—
Avalon at Newton Highlands	5.62%	Dec-2009	37,650	36,335	1,397	34,938	—	—	—	—
Avalon at Crane Brook	5.59%	Mar-2011	33,535	32,560	1,045	1,106	1,169	29,240	—	—
Avalon at Bedford Center	5.62%	May-2012	—	16,816[4]	468	497	527	560	14,764	—
			111,065	124,211	4,382	73,569	1,696	29,800	14,764	—
Total indebtedness—excluding unsecured credit facility			$2,804,350	$2,696,203	$209,220	$232,345	$235,614	$391,903	$531,408	$1,095,713

(1) Includes credit enhancement fees, facility fees, trustees' fees and other fees.

(2) Financed by variable rate, tax-exempt debt, but the interest rate on a portion of this debt is effectively fixed at December 31, 2007 and December 31, 2006 through a swap agreement. The portion of the debt fixed through a swap agreement decreases (and therefore the variable portion of the debt increases) monthly as payments are made to a principal reserve fund.

(3) Variable rates are given as of December 31, 2007.

(4) Financed by variable rate debt, but interest rate is capped through an interest rate protection agreement.

(5) Represents full amount of the debt as of December 31, 2007. Actual amounts drawn on the debt as of December 31, 2007 are $87,519,000 for Bowery Place I, $34,323,000 for Bowery Place II, $12,156,000 for Avalon Acton and $0 for Morningside Park.

(6) Balances outstanding represent total amounts due at maturity, and are not net of $2,501 of debt discount as of December 31, 2007 and $2,922 of debt discount as of December 31, 2006, as reflected in unsecured notes on our Consolidated Balance Sheets included elsewhere in this report.

(7) These notes were repaid at their scheduled maturity in January 2008.

Future Financing and Capital Needs — Portfolio and Other Activity As of December 31, 2007, we had 21 new communities under construction, for which a total estimated cost of $943,679,000 remained to be invested. In addition, we had eight communities which we own, or in which we have a direct or indirect interest, under reconstruction, for which a total estimated cost of $53,836,000 remained to be invested. Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction, as well as development costs related to pursuing Development Rights, will be funded from:

- cash currently on hand invested in highly liquid overnight money market funds and repurchase agreements, and short-term investment vehicles;
- the remaining capacity under our current $1,000,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash;
- the issuance of debt or equity securities; and/or
- private equity funding.

Before planned reconstruction activity, including reconstruction activity related to communities acquired by the Fund as discussed below, or the construction of a Development Right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon Development Rights, write-off associated pre-development costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such Development Rights or reconstruction activity and significant losses could be incurred.

We have invested in the Fund, a private, discretionary investment vehicle that acquires and operates apartment communities in our markets. The Fund has invested $777,568,000 as of December 31, 2007. Management of the Fund expects to invest approximately $46,000,000 of additional funds to redevelop the assets acquired, at which time the Fund will become fully invested. The Fund has nine institutional investors, including us, with a combined capital equity commitment of $330,000,000. A significant portion of the investments made in the Fund by its investors have been made through AvalonBay Value Added Fund, Inc., a Maryland corporation that qualifies as a REIT under the Internal Revenue Code (the "Fund REIT"). A wholly-owned subsidiary of the Company is the general partner of the Fund and has committed $50,000,000 to the Fund and the Fund REIT (of which approximately $32,035,000 has been invested as of January 31, 2008) representing a 15.2% combined general partner and limited partner equity interest. As of January 31, 2008, the Fund has committed to invest approximately $818,367,000. We are exploring various potential sources for funding future acquisitions after the Fund is fully invested.

From time to time we use joint ventures to hold or develop individual real estate assets. We generally employ joint ventures primarily to mitigate asset concentration or market risk or secondarily as a source of liquidity. We may also use joint ventures related to mixed-use land development opportunities where our partners bring development and operational expertise to the venture. Each joint venture or partnership agreement has been and will continue to be individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture or partnership agreement. We cannot assure you that we will achieve our objectives through joint ventures.

In evaluating our allocation of capital within our markets, we sell assets that do not meet our long-term investment criteria or when capital and real estate markets allow us to realize a portion of the value created over the past business cycle and redeploy the proceeds from those sales to develop and redevelop communities. In response to real estate and capital markets conditions, we sold four communities and one partnership interest in an unconsolidated entitiy for an aggregate sales price of $268,096,000 from January 1, 2007 through January 31, 2008. Because the proceeds from the sale of communities may not be immediately redeployed into revenue generating assets, the immediate effect of a sale of a community for a gain is to increase net income, but reduce future total revenues, total expenses and NOI. However, we believe that the absence of future cash flows from communities sold will have a minimal impact on our ability to fund future liquidity and capital resource needs. During 2008, we intend to dispose of between $700,000,000 and $1,000,000,000 in assets. However, actual disposition volume will depend on market conditions and other variables, which are subject to change in 2008.

Off Balance Sheet Arrangements

In addition to the investment interests in consolidated and unconsolidated real estate entities, we have certain off-balance sheet arrangements with the entities in which we invest. Additional discussion of these entities can be found in Note 6, "Investments in Real Estate Entities," and Note 8, "Commitments and Contingencies," of our Consolidated Financial Statements located elsewhere in this report.

- CVP I, LLC has outstanding tax-exempt, variable rate bonds maturing in November 2036 in the amount of $117,000,000, which have permanent credit enhancement. We have agreed to guarantee, under limited circumstances, the repayment to the credit enhancer of any advances it may make in fulfillment of CVP I, LLC's repayment obligations under the bonds. We have also guaranteed to the credit enhancer that CVP I, LLC will obtain a final certificate of occupancy for the project (Chrystie Place in New York City) overall once tenant improvements related to a retail tenant are complete, which is expected in the first half of 2008. Our 80% partner in this venture has agreed that it will reimburse us its pro rata share of any amounts paid relative to these guaranteed obligations. The estimated fair value of, and our obligation under these guarantees, both at inception and as of December 31, 2007 were not significant. As a result we have not recorded any obligation associated with these guarantees at December 31, 2007.
- MVP I, LLC executed a construction loan in the amount of $94,000,000 to finance the development of Avalon at Mission Bay North II. In conjunction with the construction management services that the Company provided to MVP I, LLC, the Company provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to construction financing. In the fourth quarter of 2007, all of the lender's standard completion requirements were satisfied and the obligation of the Company under this guarantee terminated. In December 2007, MVP I, LLC repaid the construction loan, concurrently executing a seven-year, fixed rate conventional loan.
- The Fund has 20 loans secured by individual assets with amounts outstanding in the aggregate of $447,166,000. These mortgage loans have varying maturity dates (or dates after which the loans can be prepaid), ranging from October 2011 to September 2016. These mortgage loans are secured by the underlying real estate. In addition, the Fund had amounts outstanding of $47,400,000 as of December 31, 2007 under its credit facilities, all of which is under an unsecured facility maturing in December 2008. The Fund did not have any amounts outstanding at December 31, 2007 under the Fund's credit facility secured by uncalled capital commitments that matured in January 2008. The mortgage loans and the credit facility are payable by the Fund with operating cash flow from the underlying real estate, and the credit facility is secured by capital commitments. We have not guaranteed the debt of the Fund, nor do we have any obligation to fund this debt should the Fund be unable to do so.

  In addition, as part of the formation of the Fund, we have provided to one of the limited partners a guarantee. The guarantee provides that if, upon final liquidation of the Fund, the total amount of all distributions to that partner during the life of the Fund (whether from operating cash flow or property sales) does not equal a minimum of the total capital contributions made by that partner, then we will pay the partner an amount equal to the shortfall, but in no event more than 10% of the total capital contributions made by the partner (maximum of approximately $6,510,000 as of December 31, 2007). As of December 31, 2007, the fair value of the real estate assets owned by the Fund is considered adequate to cover such potential payment to that partner under a liquidation scenario. The estimated fair value of, and our obligation under this guarantee, both at inception and as of December 31, 2007 was not significant and therefore we have not recorded any obligation for this guarantee as of December 31, 2007.
- In connection with the pursuit of a Development Right in Pleasant Hill, California, $125,000,000 in bond financing was issued by the Contra Costa County Redevelopment Agency (the "Agency") in connection with the possible future construction of a multifamily rental community by PHVP I, LLC. The bond proceeds were immediately invested in their entirety in a guaranteed investment contract ("GIC") administered by a trustee. This Development Right is planned as a mixed-use development, with residential, for-sale, retail and office components. The bond proceeds will remain in the GIC until August 2008, at which time a loan will be made to PHVP I, LLC to fund construction of the multifamily portion of the development, or the bonds will be redeemed by the Agency. We are currently in discussions to extend both the term until the bond financing proceeds must be used for development of the multifamily portion of the project, and the GIC until August 2008, when construction of the multifamily portion of the development is now expected to begin. Although we do not have any equity or economic interest in PHVP I, LLC at this time, we do have an option to make a capital contribution to PHVP I, LLC in exchange for a 99% general partner interest in the entity. Should we decide not to exercise this option, bond proceeds will be released from escrow, the bonds will be redeemed without penalty and a loan will not be made to PHVP I, LLC. The bonds are payable from the proceeds of the GIC and are non-recourse to both PHVP I, LLC and to us. There is no loan payable outstanding by PHVP I, LLC as of December 31, 2007.

In addition, as part of providing construction management services to PHVP I, LLC for the construction of a public garage, we have provided a construction completion guarantee to the related lender in order to fulfill their standard financing requirements related to the garage construction financing. Our obligations under this guarantee will terminate following construction completion of the garage once all of the lender's standard completion requirements have been satisfied, which we currently expect to occur in the first half of 2008. In the third quarter of 2006, significant modifications were requested by the local transit authority to change the garage structure design. We do not believe that the requested design changes impact the construction schedule. However, it is expected that these changes will increase the original budget by an amount up to $5,000,000. We believe that substantially all potential additional amounts are reimbursable from unrelated third parties. At this time we do not believe that it is probable that we will incur any additional costs. The estimated fair value of, and our obligation under this guarantee, both at inception and as of December 31, 2007 was not significant and therefore we have not recorded any obligation for this guarantee as of December 31, 2007.

- In the fourth quarter of 2006, we admitted a 70% venture partner to the Avalon Del Rey Apartments, LLC for an investment of $49,000,000, including the assumption of debt. In conjunction with this investment, we provided an operating guarantee to the joint venture partner which stated that if the initial year return earned by the joint venture partner was less than a threshold return of 7% on its initial equity investment, we would pay the joint venture partner an amount equal to the shortfall, up to the 7% threshold return required. In the fourth quarter of 2007, the initial year return earned by the joint venture partner was determined to be in excess of the guarantee threshold thereby satisfying all provisions of the Company under this guarantee.

There are no other lines of credit, side agreements, financial guarantees or any other derivative financial instruments related to or between our unconsolidated real estate entities and us. In evaluating our capital structure and overall leverage, management takes into consideration our proportionate share of this unconsolidated debt.

Contractual Obligations

We currently have contractual obligations consisting primarily of long-term debt obligations and lease obligations for certain land parcels and regional and administrative office space. During the second quarter of 2007, we entered into an operating lease for 20,000 square feet of office space in Virginia Beach, Virginia. We began to utilize this space for certain of our community-related accounting and customer service functions in the third quarter of 2007. There have not been any other material changes outside the ordinary course of business to our contractual obligations during 2007. Scheduled contractual obligations required for the next five years and thereafter are as follows as of December 31, 2007 (dollars in thousands):

	Payments due by period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Debt Obligations(1)	$3,210,703	$723,720	$467,959	$923,311	$1,095,713
Operating Lease Obligations(2)	2,142,739	14,412	29,108	29,268	2,069,951
Total	$5,353,442	$738,132	$497,067	$952,579	$3,165,664

(1) Includes $514,500 outstanding under our variable rate unsecured credit facility as of December 31, 2007. The table of contractual obligations assumes repayment of this amount in 2008 - See "Liquidity and Capital Resources." Amounts exclude interest payable as of December 31, 2007.

(2) Includes land leases expiring between November 2028 and March 2142. Amounts do not include any adjustment for purchase options available under the land leases.

Inflation and Deflation

Substantially all of our apartment leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter-term leases.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," "plan," "may," "shall," "will" and other similar expressions in this Annual Report, that predict or indicate future events and trends and that do not report historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

- our potential development, redevelopment, acquisition or disposition of communities;
- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;
- the timing of lease-up, occupancy and stabilization of apartment communities;
- the pursuit of land on which we are considering future development;
- the anticipated operating performance of our communities;
- cost, yield and earnings estimates;
- our declaration or payment of distributions;
- our joint venture and discretionary fund activities;
- our policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters;
- our qualification as a REIT under the Internal Revenue Code;
- the real estate markets in Northern and Southern California and markets in selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the United States and in general;
- the availability of debt and equity financing;
- interest rates;
- general economic conditions; and
- trends affecting our financial condition or results of operations.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are discussed in our Annual Report on Form 10-K for 2007 in the section titled "Risk Factors" and in other reports and documents filed with the Securities and Exchange Commission.

In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake a duty to update these forward-looking statements, and therefore they may not represent our estimates and assumptions after the date of this report.

Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties to obtain land at attractive prices or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital, resulting in losses;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest costs and construction costs and a decrease in our expected rental revenues;
- occupancy rates and market rents may be adversely affected by competition and local economic and market conditions which are beyond our control;
- financing may not be available on favorable terms or at all, and our cash flows from operations and access to cost effective capital may be insufficient for the development of our pipeline which could limit our pursuit of opportunities;
- our cash flows may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- we may be unsuccessful in our management of the Fund and the Fund REIT; and
- we may be unsuccessful in managing changes in our portfolio composition.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, or different assumptions were made, it is possible that different accounting policies would have been applied, resulting in different financial results or a different presentation of our financial statements. Below is a discussion of the accounting policies that we consider critical to an understanding of our financial condition and operating results that may require complex or significant judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 1, "Organization and Significant Accounting Policies" of our Consolidated Financial Statements.

Principles of Consolidation We may enter into various joint venture agreements with unrelated third parties to hold or develop real estate assets. We must determine for each of these ventures, whether to consolidate the entity or account for our investment under the equity or cost basis of accounting.

We determine whether to consolidate certain entities based on our rights and obligations under the joint venture agreements, applying the guidance of FIN 46(R), "Consolidation of Variable Interest Entities" (as revised) and Emerging Issues Task Force Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." For investment interests that we do not consolidate, we look to the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures", Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments", to determine the accounting framework to apply. The application of these rules in evaluating the accounting treatment for each joint venture is complex and requires substantial management judgment. Therefore, we believe the decision to choose an appropriate accounting framework is a critical accounting estimate.

If we were to consolidate the joint ventures that we accounted for using the equity method at December 31, 2007, our assets would have increased by $1,029,093,000 and our liabilities would have increased by $739,806,000. We would be required to consolidate those joint ventures currently not consolidated for financial reporting purposes if the facts and circumstances changed, including but not limited to the following reasons, none of which are currently expected to occur:

- For entities not considered to be variable interest entities under FIN 46(R), the nature of the entity changed such that it would be considered a variable interest entity.
- For entities in which we do not hold a controlling voting and/or variable interest, the contractual arrangement changes resulting in our investment interest being either a controlling voting and/or variable interest.

We evaluate our accounting for investments on a quarterly basis or when a significant change in the design of an entity occurs.

Cost Capitalization We capitalize costs during the development of assets beginning when we determine that development of a future asset is probable until the asset, or a portion of the asset, is delivered and is ready for its intended use. For redevelopment efforts, we capitalize costs beginning either (i) in advance of taking homes out of service when significant renovation of the common area has begun until the redevelopment is completed, or (ii) when an apartment home is taken out of service for redevelopment until the redevelopment is completed and the apartment home is available for a new resident. Rental income and operating expenses incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

During the development and redevelopment efforts we capitalize all direct and those indirect costs which have been incurred as a result of the development and redevelopment activities. These costs include interest and related loan fees, property taxes as well as other direct and indirect costs. Interest is capitalized for any project specific financing, as well as for general corporate financing to the extent of our aggregate investment in the projects. Indirect project costs, which include personnel and office and administrative costs, that are clearly associated with our development and redevelopment efforts are also capitalized. The estimation of the direct and indirect costs to capitalize as part of our development and redevelopment activities requires judgment, and as such, we believe cost capitalization to be a critical accounting estimate.

There may be a change in our operating expenses in the event that there are changes in accounting guidance governing capitalization or changes to development or redevelopment activity. If changes in the accounting guidance limit our ability to capitalize costs or if we reduce our development and redevelopment activities without a corresponding decrease in indirect project costs, there may be an increase in our operating expenses. For example, if in 2007 our development activities decreased by 10%, and there were no corresponding decrease in our indirect project costs, our operating expenses would have increased by $2,748,000.

We capitalize pre-development costs incurred in pursuit of Development Rights for which we currently believe future development is probable. These costs include legal fees, design fees and related overhead costs. Future development of these pursuits is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, making future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense.

Due to the subjectivity in determining whether a pursuit will result in the acquisition or development of an apartment community, and therefore should be capitalized, the accounting for pursuit costs is a critical accounting estimate. If it were determined that 10% of our capitalized pursuits were no longer probable of occurring, net income for the year ended December 31, 2007 would have decreased by $6,100,000.

Asset Impairment Evaluation We apply the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to determine the need for performing impairment analyses, as well as to measure the loss if an impairment has occurred on a regular basis, considering qualitative economic factors. Because each asset is unique, requiring significant management judgment, we believe that the asset impairment evaluation is a critical accounting estimate.

Management judgment is required both to determine if a significant event has occurred, such that an impairment analysis is necessary, as well as for the assessment and measurement of any potential impairment. To perform the impairment analysis, we must estimate the undiscounted future cash flows associated with the asset, which in the case of an apartment community would be the NOI, as well as potential disposition proceeds for a given asset. Forecasting cash flows requires assumptions about such variables as the estimated holding period, rental rates, occupancy and operating expenses during the holding period as well as disposition proceeds. In addition, when an impairment has occurred, we must estimate the discount factor, or market capitalization rate to apply to the undiscounted cash flows to derive the fair value of the position. The market capitalization rate is influenced by many factors, including national and local economic conditions, as well as the location and quality of the asset.

Changes in the future cash flows associated with an asset have a direct, linear relationship to the fair value of the position. For example, if there is a 10% decline in the estimated NOI for a community, there would be a corresponding decrease in the fair value of that asset of 10%. Changes in the market capitalization rate have an inverse relationship with the fair value of an asset, with a decrease in the market capitalization rate resulting in an increase in the fair value of the asset. For example, an asset that is valued at $80,000,000 when using a five percent market capitalization rate will increase in value to $100,000,000 if the market capitalization rate decreases by one percent to four percent, and to $133,000,000 if the market capitalization rate decreases by two percent, to a three percent market capitalization rate.

For the year ended December 31, 2007, we did not recognize any impairment in value associated with our investments or long-lived assets. We cannot predict the occurrence of future events that may cause an impairment assessment to be performed.

REIT Status We are a Maryland corporation that has elected to be treated, for federal income tax purposes, as a REIT. We elected to be taxed as a REIT under the Internal Revenue Code of 1986 ("the Code"), as amended, for the year ended December 31, 1994 and have not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income if we distribute 100% of taxable income to our stockholders over time periods allowed under the Code. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income taxes at regular corporate rates (subject to any applicable alternative minimum tax) and may not be able to elect to qualify as a REIT for four subsequent taxable years. For example, if we failed to qualify as a REIT in 2007, our net income would have decreased by approximately $119,800,000.

Our qualification as a REIT requires management to exercise significant judgment and consideration with respect to operational matters and accounting treatment. Therefore, we believe our REIT status is a critical accounting estimate.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being interest rate risk. We monitor interest rate risk as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates, primarily associated with short-term interest rates such as LIBOR. We had $1,084,653,000 and $426,795,000 in variable rate debt outstanding (excluding variable rate debt effectively fixed through swap agreements) as of December 31, 2007 and 2006, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2007 and 2006, our annual interest costs would have increased by approximately $6,417,000 and $3,027,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate protection agreements (consisting of interest rate swap and interest rate cap agreements) to reduce the impact of interest rate fluctuations on certain variable rate indebtedness, not for trading or speculative purposes. Under swap agreements:

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment); and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2007, the effect of interest rate swap agreements is to fix the interest rate on approximately $46,340,000 of our variable rate, tax-exempt debt. The interest rate protection provided by certain swap agreements on the consolidated variable rate, tax-exempt debt was not electively entered into by us but, rather, was a requirement of either the bond issuer or the credit enhancement provider related to certain tax-exempt bond financings. Had these swap agreements not been in place during 2007 and 2006, our annual interest costs would have been approximately $931,000 and $1,182,000 lower, respectively, based on balances outstanding and reported interest rates during the applicable years. Additionally, if the variable interest rates on this debt had been 100 basis points higher throughout 2007 and 2006 and these swap agreements had not been in place, our annual interest costs would have been approximately $248,000 lower in 2007 and $37,000 higher in 2006.

Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider.

In addition, changes in interest rates affect the fair value of our fixed rate debt, computed using a discounted cash flow model considering our current market yields, which impacts the fair value of our aggregate indebtedness. Debt securities and notes payable (excluding amounts outstanding under our variable rate unsecured credit facility) with an aggregate carrying value of $2,696,203,000 at December 31, 2007 had an estimated aggregate fair value of $2,756,890,000 at December 31, 2007. Fixed rate debt (excluding our variable rate debt effectively fixed through swap agreements) represented $2,079,713,000 of the carrying value and $2,140,400,000 of the fair value at December 31, 2007. If interest rates had been 100 basis points higher as of December 31, 2007, the fair value of this fixed rate debt would have decreased by $84,459,000.

We do not have any exposure to foreign currency or equity price risk, and our exposure to commodity price risk is insignificant.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)	For the year ended 12-31-07	12-31-06	12-31-05
Revenue:			
Rental and other income	$806,599	$715,170	$650,907
Management, development and other fees	6,142	6,259	4,304
Total revenue	812,741	721,429	655,211
Expenses:			
Operating expenses, excluding property taxes	242,702	217,134	197,990
Property taxes	74,912	66,786	63,975
Interest expense, net	97,545	109,184	125,171
Depreciation expense	179,549	160,442	156,455
General and administrative expense	28,494	24,767	25,761
Total expenses	623,202	578,313	569,352
Equity in income of unconsolidated entities	59,169	7,455	7,198
Minority interest in consolidated partnerships	(1,585)	(573)	(1,481)
Gain on sale of land	545	13,519	4,479
Income from continuing operations	247,668	163,517	96,055
Discontinued operations:			
Income from discontinued operations	4,005	5,618	19,126
Gain on sale of communities	106,487	97,411	195,287
Total discontinued operations	110,492	103,029	214,413
Net income	358,160	266,546	310,468
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)
Net income available to common stockholders	$349,460	$257,846	$301,768
Other comprehensive income:			
Unrealized gain on cash flow hedges	213	891	2,626
Comprehensive income	$349,673	$258,737	$304,394
Earnings per common share—basic:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 3.04	$ 2.09	$ 1.20
Discontinued operations	1.40	1.39	2.94
Net income available to common stockholders	$ 4.44	$ 3.48	$ 4.14
Earnings per common share—diluted:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 3.00	$ 2.06	$ 1.18
Discontinued operations	1.38	1.36	2.87
Net income available to common stockholders	$ 4.38	$ 3.42	$ 4.05

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)	Shares issued Preferred stock	Shares issued Common stock	Preferred stock	Common stock	Additional paid-in capital	Accumulated earnings less dividends	Accumulated other comprehensive loss	Total stockholders' equity
Balance at December 31, 2004	4,000,000	72,582,076	$40	$726	$2,380,852	$(21,159)	$(7,096)	$2,353,363
Net income	—	—	—	—	—	310,468	—	310,468
Unrealized gain on cash flow hedges	—	—	—	—	—	—	2,626	2,626
Change in redemption value of minority interest	—	—	—	—	—	—	—	—
Dividends declared to common and preferred stockholders	—	—	—	—	—	(216,982)	—	(216,982)
Issuance of common stock	—	1,080,972	—	11	40,378	(377)	—	40,012
Amortization of deferred compensation	—	—	—	—	8,338	—	—	8,338
Balance at December 31, 2005	4,000,000	73,663,048	40	737	2,429,568	71,950	(4,470)	2,497,825
Net income	—	—	—	—	—	266,546	—	266,546
Unrealized gain on cash flow hedges	—	—	—	—	—	—	891	891
Change in redemption value of minority interest	—	—	—	—	—	(2,593)	—	(2,593)
Dividends declared to common and preferred stockholders	—	—	—	—	—	(241,155)	—	(241,155)
Issuance of common stock	—	1,005,324	—	10	38,839	(1,318)	—	37,531
Amortization of deferred compensation	—	—	—	—	14,109	—	—	14,109
Balance at December 31, 2006	4,000,000	74,668,372	40	747	2,482,516	93,430	(3,579)	2,573,154
Net income	—	—	—	—	—	358,160	—	358,160
Unrealized gain on cash flow hedges	—	—	—	—	—	—	213	213
Change in redemption value of minority interest	—	—	—	—	—	(6,124)	—	(6,124)
Dividends declared to common and preferred stockholders	—	—	—	—	—	(276,823)	—	(276,823)
Issuance of common stock	—	5,130,855	—	51	619,359	(1,741)	—	617,669
Purchase of common stock	—	(2,480,616)	—	(25)	(93,501)	(164,403)	—	(257,929)
Amortization of deferred compensation	—	—	—	—	18,334	—	—	18,334
Balance at December 31, 2007	4,000,000	77,318,611	$40	$773	$3,026,708	$ 2,499	$(3,366)	$3,026,654

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		
(Dollars in thousands)	12-31-07	12-31-06	12-31-05
Cash flows from operating activities:			
Net income	$358,160	$266,546	$310,468
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	179,549	160,442	156,454
Depreciation expense from discontinued operations	2,176	3,687	6,842
Amortization of deferred financing costs and debt premium/discount	4,934	4,474	4,022
Amortization of stock-based compensation	14,353	10,095	4,292
Income allocated to minority interest in consolidated partnerships	1,585	573	1,481
Equity in income of unconsolidated entities, net of eliminations	(58,122)	(6,480)	(6,565)
Return on investment of unconsolidated entities	130	298	330
Gain on sale of real estate assets	(107,032)	(110,930)	(199,766)
Increase in cash in operating escrows	(7,403)	(844)	(4,344)
Decrease (increase) in resident security deposits, prepaid expenses and other assets	8,747	(4,381)	8,547
Increase in accrued expenses, other liabilities and accrued interest payable	58,748	28,180	24,487
Net cash provided by operating activities	455,825	351,660	306,248
Cash flows from investing activities:			
Development/redevelopment of real estate assets including land acquisitions and deferred development costs	(1,112,590)	(735,167)	(382,871)
Acquisition of real estate assets, including partner equity interest	(13,841)	(74,924)	(57,415)
Capital expenditures—existing real estate assets	(13,851)	(21,289)	(17,570)
Capital expenditures—non-real estate assets	(1,424)	(957)	(1,520)
Proceeds from sale of real estate and technology investments, including reimbursement for Fund communities, net of selling costs	261,089	272,223	469,292
Increase in payables for construction	32,348	34,542	5,198
Decrease (increase) in cash in construction escrows	54,149	19,572	(21,784)
Increase in investments in unconsolidated real estate entities	(15,127)	(5,371)	(13,091)
Net cash used in investing activities	(809,247)	(511,371)	(19,761)
Cash flows from financing activities:			
Issuance of common stock	621,029	26,551	36,611
Repurchase of common stock	(257,929)	—	—
Dividends paid	(268,966)	(234,958)	(215,391)
Net borrowings (repayments) under unsecured credit facility	514,500	(66,800)	(35,200)
Issuance of mortgage notes payable and draws on construction loans	59,126	113,849	26,269
Repayments of mortgage notes payable	(27,256)	(6,827)	(41,932)
Issuance (repayment) of unsecured notes	(260,000)	343,743	(50,000)
Payment of deferred financing costs	(6,550)	(12,698)	(1,292)
Redemption of units for cash by minority partners	(6,851)	(80)	(50)
Contributions from minority and profit-sharing partners	1,333	—	—
Distributions to DownREIT partnership unitholders	(280)	(392)	(1,194)
Distributions to joint venture and profit-sharing partners	(1,796)	(108)	(114)
Net cash provided by (used in) financing activities	366,360	162,280	(282,293)
Net increase in cash and cash equivalents	12,938	2,569	4,194
Cash and cash equivalents, beginning of year	8,284	5,715	1,521
Cash and cash equivalents, end of year	$ 21,222	$ 8,284	$ 5,715
Cash paid during year for interest, net of amount capitalized	$ 98,594	$102,640	$121,526

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2007:

- As described in Note 4, "Stockholders' Equity," 75,231 shares of common stock valued at $10,971 were issued in connection with stock grants, 2,929 shares valued at $365 were issued through the Company's dividend reinvestment plan, 41,000 shares valued at $4,381 were withheld to satisfy employees' tax withholding and other liabilities and 8,609 shares valued at $231 were forfeited, for a net value of $6,724. In addition, the Company granted 331,356 options for common stock, net of forfeitures, at a value of $7,518.
- 19,231 units of limited partnership, valued at $887, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $213 to adjust the Company's Hedging Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities") to their fair value.
- The Company issued $100,000 of variable-rate tax-exempt debt relating to Avalon Morningside Park. The proceeds were placed in an escrow account until requisitioned for construction funding, none of which has been drawn for use in the development of the community.
- Common and preferred dividends declared but not paid totaled $67,909.
- The Company recorded an increase of $6,124 to minority interest with a corresponding decrease to accumulated earnings less dividends to adjust the redemption value associated with a put option held by a joint venture partner. This put option allows our partner to put their interest in the investment to the Company at the future fair market value.

During the year ended December 31, 2006:

- As described in Note 4, "Stockholders' Equity," 122,172 shares of common stock valued at $12,568 were issued in connection with stock grants, 2,306 shares valued at $256 were issued through the Company's dividend reinvestment plan, 47,111 shares valued at $3,449 were withheld to satisfy employees' tax withholding and other liabilities and 5,910 shares valued at $193 were forfeited, for a net value of $9,182. In addition, the Company granted 849,769 options for common stock, net of forfeitures, at a value of $9,946.
- 308,345 units of limited partnership, valued at $14,166, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company issued $187,300 of variable rate, tax-exempt debt, of which $107,451 in proceeds were not received, but placed in an escrow until requisitioned for construction funding.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $891 to adjust the Company's Hedging Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities") to their fair value.
- The Company recorded an increase of $2,593 to minority interest with a corresponding decrease to accumulated earnings less dividends to adjust the redemption value associated with a put option held by a joint venture partner. This put option allows our partner to put their interest in the investment to the Company at the future fair market value.
- Common and preferred dividends declared but not paid totaled $60,417.

During the year ended December 31, 2005:

- 165,790 shares of common stock were issued in connection with stock grants, 1,295 shares were issued through the Company's dividend reinvestment plan, 8,971 shares were issued to a member of the Board of Directors in fulfillment of a deferred stock award, 50,916 shares were withheld to satisfy employees' tax withholding and other liabilities and 9,965 shares were forfeited, for a net value of $9,317. In addition, the Company granted 696,484 options for common stock, net of forfeitures, at a value of $4,521.
- 49,263 units of limited partnership, valued at $2,202, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company deconsolidated mortgage notes payable in the aggregate amount of $24,869 upon admittance of outside investors into the Fund (as defined in Note 6, "Investments in Unconsolidated Entities").
- The Company assumed fixed rate debt of $4,566 as part of the acquisition of an improved land parcel.
- The Company recorded a decrease to other liabilities and a corresponding gain to other comprehensive income of $2,626 to adjust the Company's Hedging Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $54,476.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1. Organization and Significant Accounting Policies

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries), is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986 ("the Code"), as amended. The Company focuses on the ownership and operation of apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2007, the Company owned or held a direct or indirect ownership interest in 163 operating apartment communities containing 45,932 apartment homes in ten states and the District of Columbia, of which eight communities containing 2,231 apartment homes were under reconstruction. The operations of 139 of these communities, containing 40,509 apartment homes are consolidated for financial reporting purposes. In addition, the Company owned or held a direct or indirect ownership interest in 21 communities under construction that are expected to contain an aggregate of 6,816 apartment homes when completed. The Company also owned or held a direct or indirect ownership interest in rights to develop an additional 48 communities that, if developed as expected, will contain an estimated 13,656 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, in which Avalon shareholders received 0.7683 of a share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships, certain joint venture partnerships, subsidiary partnerships structured as DownREITs and any variable interest entities consolidated under FASB Interpretation No. 46 ("FIN 46(R)"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," as revised in December 2003. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company assesses consolidation of variable interest entities under the guidance of FIN 46(R). The Company accounts for joint venture entities and subsidiary partnerships, including those structured as DownREITs, that are not variable interest entities, in accordance with EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures," Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and EITF Topic D-46, "Accounting for Limited Partnership Investments." The Company uses EITF Issue No. 04-5 to evaluate the partnership of each joint venture entity and determine whether control over the partnership, as defined by the EITF, lies with the general partner, or the limited partners, when the limited partners have certain rights. The general partner in a limited partnership is presumed to control that limited partnership, unless that presumption is overcome by the limited partners having either: (i) the substantive ability, either by a single limited partner or through a simple majority vote, to dissolve the limited partnership or otherwise remove the general partner without cause; or (ii) substantive participating rights. If the Company is the general partner and has control over the partnership, or if the Company's limited partnership ownership includes the ability to dissolve the partnership, or has substantive participating rights, as discussed above, the Company consolidates the investments. If the Company is not the general partner, or the Company's partnership interest does not contain either of the above terms which overcome the presumption of control in a limited partnership residing with the general partner, the Company then looks to the guidance in SOP 78-9, APB No. 18 and EITF Topic D-46 to determine the accounting framework to apply. The Company generally uses the equity method to account for these investments unless its ownership interest is so minor that it has virtually no influence over the partnership's operating and financial policies. Investments in which the Company has little or no influence are accounted for using the cost method.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive an initial distribution of current cash flow before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. The holders of units of limited partnership interests have the right to present all or some of their units for redemption for a cash amount as determined by the applicable partnership agreement and based on the fair value of the Company's common stock. In lieu of cash redemption, the Company may elect to exchange such units for an equal number of shares of the Company's common stock.

In conjunction with the acquisition and development of investments in unconsolidated entities, the Company may incur costs in excess of its equity in the underlying assets. These costs are capitalized and depreciated over the life of the underlying assets to the extent that the Company expects to recover the costs.

If there is an event or change in circumstance that indicates a loss in the value of an investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. The Company did not recognize an impairment loss on any of its investments in unconsolidated entities during the years ended December 31, 2007, 2006 or 2005.

Revenue and Gain Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," and Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

The Company accounts for sales of real estate assets and the related gain recognition in accordance with SFAS No. 66, "Accounting for Sales of Real Estate."

Real Estate Operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Significant expenditures which improve or extend the life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition and exceeds $2.5. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when the Company has determined that development of the future asset is probable and ends when the asset, or a portion of an asset, is delivered and is ready for its intended use. For redevelopment efforts, we capitalize costs beginning either (i) in advance of taking homes out of service when significant renovation of the common area has begun until the redevelopment is completed, or (ii) when an apartment home is taken out-of-service for redevelopment until the redevelopment is completed and the apartment home is available for a new resident. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are recognized as they accrue.

In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable ("Development Rights"). Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, making future development by the Company no longer probable, any capitalized pre-development costs are written-off with a charge to expense. The Company expensed costs related to abandoned pursuits, which includes the abandonment or impairment of Development Rights, acquisition pursuits and disposition pursuits, in the amounts of $6,974 in 2007, $2,115 in 2006 and $816 in 2005. These costs are included in operating expenses, excluding property taxes on the accompanying Consolidated Statements of Operations and Other Comprehensive Income. Abandoned pursuit costs can vary greatly, and the costs incurred in any given period may be significantly different in future years.

The Company owns land improved with office buildings and industrial space occupied by unrelated third parties in connection with five Development Rights. The Company intends to manage the current improvements until such time as all tenant obligations have been satisfied or eliminated through negotiation, and construction of new apartment communities is ready to begin. As provided under the guidance of SFAS No. 67, the revenue from incidental operations received from the current improvements in excess of any incremental costs are being recorded as a reduction of total capitalized costs of the Development Right and not as part of net income.

In connection with the acquisition of an operating community, the Company performs a valuation, allocating to each asset and liability acquired in such transaction, their estimated fair values at the date of acquisition in accordance with SFAS No. 141, "Business Combinations." The purchase price allocations to tangible assets, such as land, buildings and improvements, and furniture, fixtures and equipment, are reflected in real estate assets and depreciated over their estimated useful lives. Any purchase price allocation to intangible assets, such as in-place leases, is included in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets and amortized over the average remaining lease term of the acquired leases. The fair value of acquired in-place leases is determined based on the estimated cost to replace such leases, including foregone rents during an assumed re-lease period, as well as the impact on projected cash flow of acquired leases with leased rents above or below current market rents.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer-related equipment) to seven years.

It is the Company's policy to perform a quarterly qualitative analysis to determine if there are changes in circumstances that suggest the carrying value of a long-lived asset may not be recoverable. If there is an event or change in circumstance that indicates an impairment in the value of an operating community, the Company compares the current and projected operating cash flow of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flow of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company did not recognize an impairment loss on any of its operating communities during the years ended December 31, 2007, 2006 or 2005.

Income Taxes The Company elected to be taxed as a REIT under the Code, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income if it distributes 100% of the taxable income over the time period allowed under the Code to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2007, 2006 and 2005:

(Unaudited)	2007 Estimate	2006 Actual	2005 Actual
Net income available to common stockholders	$349,460	$257,846	$301,768
Dividends attributable to preferred stock, not deductible for tax	8,700	8,700	8,700
GAAP gain on sale of communities less than tax gain	11,808	7,242	9,345
Depreciation/Amortization timing differences on real estate	(49,971)	(21,974)	(13,503)
Tax compensation expense in excess of GAAP	(29,067)	(26,540)	(18,969)
Other adjustments	12,259	13,335	8,423
Taxable net income	$303,189	$238,609	$295,764

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2007, 2006 and 2005:

(Unaudited)	2007	2006	2005
Ordinary income	35%	48%	9%
15% capital gain	54%	43%	77%
Unrecaptured §1250 gain	11%	9%	14%

Deferred Financing Costs Deferred financing costs include fees and other expenditures necessary to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs was $19,368 at December 31, 2007 and was $16,179 at December 31, 2006.

Cash, Cash Equivalents and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. Cash in escrow consists primarily of construction financing proceeds that are restricted for use in the construction of a specific community. The majority of the Company's cash, cash equivalents and cash in escrows are held at major commercial banks.

Interest Rate Contracts The Company utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement requires that derivatives be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedge relationships, changes in the fair value of the derivative instrument that are deemed effective at offsetting the risk being hedged are reported in other comprehensive income. For cash flow hedges where the cumulative changes in the fair value of the derivative exceed the cumulative changes in fair value of the hedged item, the ineffective portion is recognized in current period earnings. As of December 31, 2007 and December 31, 2006, the Company had approximately $213,108 and $262,000, respectively, in variable rate debt subject to cash flow hedges. As of December 31, 2007, the Company did not apply hedge accounting for an additional $92,400 in variable rate debt which is subject to interest rate caps. See Note 5, "Derivative Instruments and Hedging Activities," for further discussion of derivative financial instruments.

Comprehensive Income Comprehensive income, as reflected on the Consolidated Statements of Operations and Other Comprehensive Income, is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders. Accumulated other comprehensive loss as reflected on the Consolidated Statements of Stockholders' Equity reflects the effective portion of the cumulative changes in the fair value of derivatives in qualifying cash flow hedge relationships.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company's earnings per common share are determined as follows:

	For the year ended		
	12-31-07	12-31-06	12-31-05
Basic and diluted shares outstanding			
Weighted average common shares—basic	78,680,043	74,125,795	72,952,492
Weighted average DownREIT units outstanding	105,859	172,255	474,440
Effect of dilutive securities	1,071,025	1,288,848	1,332,386
Weighted average common shares—diluted	79,856,927	75,586,898	74,759,318
Calculation of Earnings per Share—basic			
Net income available to common stockholders	$ 349,460	$ 257,846	$ 301,768
Weighted average common shares—basic	78,680,043	74,125,795	72,952,492
Earnings per common share—basic	$ 4.44	$ 3.48	$ 4.14
Calculation of Earnings per Share—diluted			
Net income available to common stockholders	$ 349,460	$ 257,846	$ 301,768
Add: Minority interest of DownREIT unitholders in consolidated partnerships, including discontinued operations	280	391	1,363
Adjusted net income available to common stockholders	$ 349,740	$ 258,237	$ 303,131
Weighted average common shares—diluted	79,856,927	75,586,898	74,759,318
Earnings per common share—diluted	$ 4.38	$ 3.42	$ 4.05

Certain options to purchase shares of common stock in the amounts of 335,856 and 3,000 were outstanding during the years ended December 31, 2007 and December 31, 2006, respectively, but were not included in the computation of diluted earnings per share because in applying the treasury stock method under the provisions of SFAS No. 123(R), "Share Based Payments," as discussed below, such options are anti-dilutive. Employee options to purchase shares of common stock of 4,500 were outstanding during the year ended December 31, 2005, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period and therefore, are anti-dilutive.

Stock-Based Compensation Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. Awards under the Company's stock option plans vest over a three-year period. Therefore, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the years ended December 31, 2007 and 2006 is the same as the cost that would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. However, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the year ended December 31, 2005 is less than that which would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS No. 123. If the fair value based method had been applied to all outstanding and unvested awards in the year ended December 31, 2005, net income would have been $112 lower for the year ended December 31, 2005. There would not have been any material impact on earnings per common share – diluted for the year ended December 31, 2005.

The Company adopted the provisions of SFAS No. 123(R) using the modified prospective transition method on January 1, 2006. The adoption of SFAS No. 123(R) did not have a material impact on the Company's financial position or results of operations. However, the adoption of SFAS No. 123(R) changed the service period for, and timing of, the recognition of compensation cost related to retirement eligibility, which will generally result in accelerated expense recognition by the Company for its stock-based compensation programs. For the year ended December 31, 2005, the Company recorded compensation cost over the vesting period, regardless of eligibility for retirement (see Note 8, "Commitments and Contingencies," for a discussion of the Company's retirement plan). If the Company had recorded compensation cost based on retirement eligibility, the increase to compensation cost during the year ended December 31, 2005 would not have been material.

Under the provisions of SFAS No. 123(R), the Company is required to estimate the forfeiture of stock options and recognize compensation cost net of the estimated forfeitures. The estimated forfeitures included in compensation cost are adjusted to reflect actual forfeitures at the end of the vesting period. Prior to the adoption of SFAS No. 123(R), option forfeitures were recognized as they occurred. The forfeiture rate at December 31, 2007 was 2.3%. The application of estimated forfeitures did not materially impact compensation expense for the year ended December 31, 2007 or 2006.

Assets Held for Sale & Discontinued Operations The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which requires that the assets and liabilities of any communities which have been sold, or otherwise qualify as held for sale, be presented separately in the Consolidated Balance Sheets. In addition, the results of operations for those assets that meet the definition of discontinued operations are presented as such in the Company's Consolidated Statements of Operations and Other Comprehensive Income. Held for sale and discontinued operations classifications are provided in both the current and prior periods presented. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell. Both the real estate assets and corresponding liabilities are presented separately in the accompanying Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded. For those assets qualifying for classification as discontinued operations, the community specific components of net income presented as discontinued operations include net operating income, minority interest expense, depreciation expense and interest expense, net. For periods prior to the asset qualifying for discontinued operations under SFAS 144, the Company reclassified the results of operations to discontinued operations in accordance with SFAS 144. Subsequent to the reclassification to discontinued operations, the impact of assets classified as discontinued operations on the Consolidated Statements of Operations and Other Comprehensive Income will include depreciation. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale will be presented as discontinued operations when recognized. A change in presentation for held for sale or discontinued operations will not have any impact on the Company's financial condition or results of operations. The Company combines the operating, investing and financing portions of cash flows attributable to discontinued operations with the respective cash flows from continuing operations on the accompanying Consolidated Statements of Cash Flows.

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform to current year presentations.

Recently Issued Accounting Standards The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. The Company did not have any unrecognized tax benefits and there was no material effect on either the financial condition or results of operations of the Company as a result of implementing FIN 48. We do not believe that there will be any material changes in our unrecognized tax positions over the next 12 months. The Company is subject to examination by the respective taxing authorities for the tax years 2004 through 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which standardizes the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, this statement does not require any new fair value measurements. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS No. 157 will have any material impact on its financial position or results of operations.

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations." This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions subsequent to adoption of the standard.

In December 2007, the FASB issued Statement No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." Under this statement, noncontrolling interests are considered equity and thus our practice of reporting minority interests in the mezzanine section of the consolidated balance sheet will be eliminated. Also, under the new standard, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statement of operations and other comprehensive income of the attribution of that income between controlling and noncontrolling interests. Last, increases and decreases in noncontrolling interests will be treated as equity transactions. The standard is effective for fiscal years ending after December 15, 2008.

In December 2007, the FASB ratified the consensus of Emerging Issues Task Force on Issue 07-6 "Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 ("SFAS 66") When the Agreement Includes a Buy-Sell Clause" ("EITF 07-6"). EITF 07-6 addresses the impact of a buy-sell clause contained within a joint venture agreement on a seller's continuing involvement in the entity and corresponding ability to recognize profit on a sale of real estate to the joint venture, in which they retain a partial ownership interest. In EITF 07-6, the Task Force reached a consensus that a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sales treatment under SFAS 66. However, a buy-sell clause may constitute a prohibited form of continuing involvement that precludes partial sales treatment if the buyer cannot act independently from the seller or if the seller is economically compelled to reacquire the other partner's interest in the jointly owned entity. EITF 07-6 is effective for new arrangements entered into in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years.

2. Interest Capitalized

The Company capitalizes interest during the development and redevelopment of real estate assets in accordance with SFAS No. 34, "Capitalization of Interest Cost." Capitalized interest associated with communities under development or redevelopment totaled $73,118 for 2007, $46,388 for 2006 and $25,284 for 2005.

3. Notes Payable, Unsecured Notes and Credit Facility

The Company's mortgage notes payable, unsecured notes and variable rate unsecured credit facility as of December 31, 2007 and December 31, 2006 are summarized below. The following amounts and discussion do not include the mortgage notes related to three communities classified as held for sale as of December 31, 2006 as shown in the Consolidated Balance Sheets (see Note 7, "Real Estate Disposition Activities").

	12-31-07	12-31-06
Fixed rate unsecured notes[1]	$1,893,499	$2,153,078
Fixed rate mortgage notes payable—conventional and tax-exempt	230,050	210,114
Variable rate mortgage notes payable—conventional and tax-exempt	570,153	438,236
Total notes payable and unsecured notes	2,693,702	2,801,428
Variable rate unsecured credit facility	514,500	—
Total mortgage notes payable, unsecured notes and unsecured credit facility	$3,208,202	$2,801,428

[1] Balances at December 31, 2007 and December 31, 2006 include $2,501 and $2,922 of debt discount, respectively.

The following debt activity occurred during the year ended December 31, 2007:

- we issued $16,926 of variable rate mortgage debt for an operating community in June, maturing in May 2012;
- we repaid $15,980 of mortgage debt, secured by the assets of an operating community in July;
- we assumed $3,941 of fixed rate mortgage debt in conjunction with the acquisition of an operating community in July 2007 and subsequently defeased the note in December 2007;
- we issued $100,000 of variable rate, tax-exempt debt for a development community in September, maturing in November 2040;
- we repaid $150,000 in previously issued unsecured notes in August 2007, along with any unpaid interest, pursuant to their scheduled maturity;
- we issued $42,200 of fixed rate, tax-exempt mortgage debt for an operating community in September 2007, maturing in October 2047;
- in conjunction with the sale of a community we were relieved of our obligation related to the mortgage note secured by the assets of the community in the amount of $8,116, as it was assumed by the purchaser in September;
- we repaid $110,000 in previously issued unsecured notes in December 2007, along with any unpaid interest, pursuant to their scheduled maturity;
- we borrowed $514,500 under our unsecured credit facility; and
- we increased our borrowing capacity under our unsecured credit facility by $350,000, to $1,000,000.

In the aggregate, secured notes payable mature at various dates from October 2008 through April 2043 and are secured by certain apartment communities and improved land parcels (with a net carrying value of $1,202,135 as of December 31, 2007). As of December 31, 2007, the Company has guaranteed approximately $108,575 of mortgage notes payable held by wholly owned subsidiaries; all such mortgage notes payable are consolidated for financial reporting purposes. The weighted average interest rate of the Company's fixed rate mortgage notes payable (conventional and tax-exempt) was 6.5% and 6.8% at December 31, 2007 and December 31, 2006, respectively. The weighted average interest rate of the Company's variable rate mortgage notes payable and its unsecured credit facility, including the effect of certain financing related fees, was 5.4% at December 31, 2007 and 5.8% at December 31, 2006.

Scheduled payments and maturities of mortgage notes payable and unsecured notes outstanding at December 31, 2007 are as follows:

Year	Secured notes payments	Secured notes maturities	Unsecured notes maturities	Stated interest rate of unsecured notes
2008	8,788	4,432	50,000	6.625%
			146,000	8.250%
2009	6,204	76,141	150,000	7.500%
2010	6,226	29,388	200,000	7.500%
2011	5,324	36,579	300,000	6.625%
			50,000	6.625%
2012	4,265	27,143	250,000	6.125%
			250,000	5.500%
2013	4,610	—	100,000	4.950%
2014	4,988	33,100	150,000	5.375%
2015	5,396	—	—	—
2016	5,838	—	250,000	5.750%
2017	6,328	44,700	—	—
Thereafter	253,707	237,046	—	—
	$311,674	$488,529	$1,896,000	

The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

In November 2007 we increased our borrowing capacity under our existing revolving variable rate unsecured credit facility from $650,000 to $1,000,000. The facility is with a syndicate of commercial banks, to whom we pay, in the aggregate, an annual facility fee of approximately $1,250. The Company had $514,500 outstanding under the current credit facility and $61,689 outstanding in letters of credit on December 31, 2007. At December 31, 2006 there were no amounts outstanding under the current facility and $38,713 outstanding in letters of credit. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.40% per annum (5.81% at December 31, 2007). The stated spread over LIBOR can vary from LIBOR plus 0.325% to LIBOR plus 1.00% based on the Company's credit rating. In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $422,500. The competitive bid option may result in lower pricing than the stated rate if market conditions allow. The Company did not have any amounts outstanding under this competitive bid option as of December 31, 2007. The Company is in compliance with certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels. The credit facility matures in November 2011, assuming exercise of a one-year renewal option by the Company.

4. Stockholders' Equity

As of both December 31, 2007 and 2006, the Company had authorized for issuance 140,000,000 and 50,000,000 shares of common and preferred stock, respectively. As of December 31, 2007, the Company has the following series of redeemable preferred stock outstanding at a stated value of $100,000. This series has no stated maturity and is not subject to any sinking fund or mandatory redemptions.

Series	Shares outstanding December 31, 2006	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
H	4,000,000	March, June, September, December	8.70%	$25.00	October 15, 2008

Dividends on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table above. The preferred stock is not redeemable prior to the date stated in the table above, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any.

During the year ended December 31, 2007, the Company:

(i) issued 4,600,000 shares of common stock in connection with an equity offering;

(ii) issued 474,496 shares of common stock in connection with stock options exercised;

(iii) issued 19,231 shares of common stock to acquire an equal number of DownREIT limited partnership units;

(iv) issued 2,929 shares through the Company's dividend reinvestment plan;

(v) issued 75,231 common shares in connection with stock grants;

(vi) issued 8,577 common shares through the Company's employee stock purchase program;

(vii) had 8,609 shares of restricted stock forfeited;

(viii) withheld 41,000 shares to satisfy employees' tax withholding and other liabilities; and

(ix) purchased 2,480,616 shares through the Company's stock repurchase program.

In addition, the Company granted 344,429 options for common stock to employees. As required under SFAS No. 123(R), any deferred compensation related to the Company's stock option and restricted stock grants during the year ended December 31, 2007 is not reflected on the Company's Consolidated Balance Sheet as of December 31, 2007 and will not be reflected until earned as compensation cost.

Dividends per common share were $3.40 for the year ended December 31, 2007, $3.12 for the year ended December 31, 2006 and $2.84 for the year ended December 31, 2005. The average dividend for all non-redeemed preferred shares during 2007, 2006 and 2005 was $2.18 per share. No preferred shares were redeemed in 2007, 2006 or 2005.

In 2004, the Company resumed its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). The DRIP allows for holders of the Company's common stock or preferred stock to purchase shares of common stock through either reinvested dividends or optional cash payments. The purchase price per share for newly issued shares of common stock under the DRIP will be equal to the last reported sale price for a share of the Company's common stock as reported by the New York Stock Exchange ("NYSE") on the applicable investment date.

In January 2007, the Company filed a new shelf registration statement with the Securities and Exchange Commission, allowing the Company to sell an undetermined number or amount of certain debt and equity securities as defined in the prospectus. In addition, in conjunction with its inclusion in the S&P 500 Index in January 2007, the Company issued 4,600,000 shares of its common stock at $129.30 per share, resulting in net proceeds in the amount of approximately $594,000.

During 2007, the Company announced that its Board of Directors increased to $300,000 the Company's common stock repurchase program for purchases of shares of its common stock in open market or negotiated transactions. From August 1, 2007 to December 31, 2007, the Company repurchased 2,480,616 shares at an average price of $103.95 per share through this program. The Company did not have any purchases under this program prior to August 1, 2007.

5. Derivative Instruments and Hedging Activities

The Company enters into interest rate swap and interest rate cap agreements (collectively, the "Hedging Derivatives") to reduce the impact of interest rate fluctuations on its variable rate, tax-exempt bonds and its variable rate conventional secured debt (collectively, the "Hedged Debt"). The Company has not entered into any interest rate hedge agreements for its conventional unsecured debt and does not enter into derivative transactions for trading or other speculative purposes. The following table summarizes the consolidated Hedging Derivatives at December 31, 2007:

(Dollars in thousands)	Interest Rate Caps	Interest Rate Swaps
Notional balance	$235,973	$46,337
Weighted average interest rate [1]	5.0%	6.5%
Weighted average capped interest rate	7.5%	n/a
Earliest maturity date	May-09	Jun-10
Latest maturity date	Mar-14	Jul-10
Estimated fair value, asset/(liability)	$ 115	$ (2,808)

[1] For interest rate caps, this represents the weighted average interest rate on the debt.

At December 31, 2007, the Company had nine derivatives designated as cash flow hedges and four derivatives not designated as hedges. For the derivative positions that the Company has determined qualify as effective cash flow hedges under SFAS No. 133, the Company has recorded the effective portion of cumulative changes in the fair value of the Hedging Derivatives in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. To adjust the Hedging Derivatives to their fair value, the Company recorded unrealized gains in other comprehensive income of $213, $891 and $2,626 during the years ended December 31, 2007, 2006 and 2005, respectively. These amounts will be reclassified into earnings in conjunction with the periodic adjustment of the floating rates on the Hedged Debt, in interest expense, net. The amount reclassified into earnings in 2007, as well as the estimated amount included in accumulated other comprehensive income as of December 31, 2007, expected to be reclassified into earnings within the next twelve months to offset the variability of cash flows of the hedged items during this period are not material.

The Company assesses both at inception and on an on-going basis, the effectiveness of qualifying cash flow hedges. Hedge ineffectiveness, reported as a component of general and administrative expenses, did not have a material impact on earnings of the Company for any prior period, and the Company does not anticipate that it will have a material effect in the future. The fair values of the Hedging Derivatives are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

Derivative financial instruments expose the Company to credit risk in the event of nonperformance by the counterparties under the terms of the Hedging Derivatives. The Company minimizes its credit risk on these transactions by dealing with major, creditworthy financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group. As part of its on-going control procedures, the Company monitors the credit ratings of counterparties and the exposure of the Company to any single entity, thus minimizing credit risk concentration. The Company believes the likelihood of realizing losses from counterparty non-performance is remote.

6. Investments in Real Estate Entities

Investments in Unconsolidated Real Estate Entities The Company accounts for its investments in unconsolidated real estate entities in accordance with the literature as discussed in Note 1, "Organization and Significant Accounting Policies", under *Principles of Consolidation.*

In October 2007, the Company completed the sale of its partnership interest in Avalon Grove to its third–party venture partner for $63,446 with a gain in accordance with GAAP of $56,320 reported as a component of equity in income of unconsolidated entities on the Consolidated Statements of Operations and Other Comprehensive Income. Avalon Grove, located in the Fairfield-New Haven market of Connecticut, was previously reported as an unconsolidated real estate investment. The Company will continue to manage this community for a customary property management fee.

As of December 31, 2007, the Company had investments in the following real estate entities:

- *Arna Valley View LP* — In connection with the municipal approval process for the development of a consolidated community, the Company agreed to participate in the formation of a limited partnership in February 1999 to develop, finance, own and operate Arna Valley View, a 101 apartment-home community located in Arlington, Virginia. This community has affordable rents for 100% of apartment homes related to the tax-exempt bond financing and tax credits used to finance construction of the community. A subsidiary of the Company is the general partner of the partnership with a 0.01% ownership interest. The Company is responsible for the day-to-day operations of the community and is the management agent subject to the terms of a management agreement. As of December 31, 2007, Arna Valley View has $5,635 of variable rate, tax-exempt bonds outstanding, which mature in June 2032. In addition, Arna Valley View has $4,938 of 4% fixed rate county bonds outstanding that mature in December 2030. Arna Valley View's debt is neither guaranteed by, nor recoursed to the Company. Due to the Company's limited ownership in this venture and the terms of the management agreement regarding the rights of the limited partners, it is accounted for using the cost method.
- *CVP I, LLC* — In February 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon Chrystie Place, a 361 apartment-home community located in New York, New York, for which construction was completed in late 2005. The Company has contributed $6,270 to this joint venture and holds a 20% equity interest (with a right to 50% of distributions after achievement of a threshold return, which was achieved in 2007). The Company is the managing member of CVP I, LLC, however, property management services at the community are performed by an unrelated third party. In connection with the construction management services that the Company provided to CVP I, LLC during the development of Avalon Chrystie Place, the Company provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to the construction financing. Upon completion of the construction of Avalon Chrystie Place in 2006, the Company was released from all obligations associated with this guarantee.

  As of December 31, 2007, CVP I, LLC has tax-exempt variable rate bonds in the amount of $117,000 outstanding, which have a permanent credit enhancement and mature in February 2036. The Company has guaranteed, under limited circumstance, the repayment to the credit enhancer of any advance in fulfillment of CVP I LLC's repayment obligations under the bonds. The Company has also guaranteed the credit enhancer that CVP I, LLC will obtain a final certificate of occupancy for the project overall once tenant improvements related to a retail tenant are complete, which is expected in the first half of 2008. The Company's maximum obligation under this guarantee at December 31, 2007 was $121,000. The Company's 80% partner in this venture has agreed that it will reimburse the Company its pro rata share of any amounts paid relative to these guaranteed obligations. The Company does not currently expect to incur any liability under either of these guarantees. The estimated fair value of, and the Company's obligation under these guarantees, both at inception and as of December 31, 2007 were not significant. As a result the Company has not recorded any obligation associated with these guarantees at December 31, 2007. This community is unconsolidated for financial reporting purposes and is accounted for under the equity method.

- *Avalon Del Rey Apartments, LLC* — In March 2004, the Company entered into an agreement with an unrelated third party which provided that, upon construction completion, Avalon Del Rey would be owned and operated by a joint venture between the Company and the third-party. Avalon Del Rey is a 309 apartment-home community located in Los Angeles, California. Construction for Avalon Del Rey was completed during the third quarter of 2006. During the fourth quarter of 2006, the third-party venture partner invested $49,000 and was granted a 70% ownership interest in the venture, with the Company retaining a 30% equity interest (see Note 7, "Real Estate Disposition Activities"). The Company will continue to be responsible for the day-to-day operations of the community and will be the management agent subject to the terms of a management agreement. Avalon Del Rey Apartments, LLC has a variable rate $50,000 secured construction loan, of which $40,845 is outstanding as of December 31, 2007 and which matures in September 2009, subject to the exercise of an additional one-year extension option. In conjunction with the construction management services that the Company provided to Avalon Del Rey Apartments, LLC, the Company has provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to construction financing. Although the obligation of the Company under this guarantee exists at December 31, 2007, the Company does not have any potential liability at December 31, 2007, as construction has been completed. This guarantee will terminate following satisfaction of the lender's standard completion requirements, which the Company expects to occur in 2008.

  In conjunction with the admittance of the joint venture partner to the LLC, the Company provided the third-party investor an operating guarantee. This guarantee, which extended for one year, provided that if the one-year return for the initial year of the joint venture partner's investment is less than a threshold return of 7% on its initial equity investment, that the Company would pay the joint venture partner an amount equal to the shortfall, up to the 7% threshold return required. Over the guarantee period, the cash flows and return on investment for Avalon Del Rey exceeded the initial year threshold return required by our joint venture partner, satisfying all obligations of the Company under this guarantee.

  Concurrent with the satisfaction of the operating guarantee in the fourth quarter of 2007, the Company recognized the sale of the 70% ownership interest in the entity that owns Avalon Del Rey, reporting a gain of $3,607 as a component of equity in income of unconsolidated entities on the Consolidated Statements of Operations and Other Comprehensive Income. Therefore, in the fourth quarter of 2007, the Company began to account for its investment in the joint venture under the equity method of accounting.

- *Juanita Construction, Inc.* — In April 2004, a taxable REIT subsidiary of the Company entered into an agreement to develop Avalon at Juanita Village, a 211 apartment-home community located in Kirkland, Washington, for which construction was completed in late 2005. Avalon at Juanita Village was developed through Juanita Construction, Inc., a wholly-owned taxable REIT subsidiary and was sold to a joint venture in the first quarter of 2006, at which point, the subsidiary was reimbursed for all the costs of construction and retained a promoted residual interest in the profits of the joint venture. The third-party joint venture partner received a 100% equity interest in the joint venture and will control the joint venture. The Company was engaged to manage the community for a property management fee. This community is unconsolidated for financial reporting purposes effective with the sale to the joint venture.

- *Aria at Hathorne LLC* — In the second quarter of 2007, a wholly owned taxable REIT subsidiary entered into an LLC agreement with a joint venture partner to develop 64 for-sale townhomes with a total capital cost of $23,636 in Danvers, Massachusetts. The homes will be developed during 2008 and 2009 on an outparcel adjacent to our Avalon Danvers rental apartment community. The outparcel was zoned for for-sale activity, and was contributed to the LLC by the subsidiary of the Company in exchange for a 50% ownership interest. The LLC has $726 outstanding on a variable rate $5,400 secured construction loan and $2,744 outstanding on a $3,200 variable rate development loan as of December 31, 2007. The Company's joint venture partner has provided a payment and completion guarantee to both the acquisition and development and the construction loan lender. The Company accounts for this investment under the equity method.

- *MVP I, LLC* — In December 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon at Mission Bay North II. Construction for Avalon at Mission Bay North II, a 313 apartment-home community located in San Francisco, California, was completed in December 2006. The Company has contributed $5,902 to this venture and holds a 25% equity interest. The Company is responsible for the day-to-day operations of the community and is the management agent subject to the terms of a management agreement. To fund the construction of Avalon at Mission Bay North II, MVP I, LLC executed a variable rate $94,400 secured construction loan. In conjunction with the construction management services that the Company provided to MVP I, LLC, the Company provided a construction completion guarantee to the construction loan lender in order to fulfill their standard financing requirements related to construction financing. In the fourth quarter of 2007, all of the lender's standard completion requirements have been satisfied and the obligation of the Company under this guarantee terminated. In December 2007, MVP I, LLC repaid the construction loan, concurrently executing a seven-year, fixed rate conventional loan. This community is unconsolidated for financial reporting purposes and is accounted for under the equity method.

- *AvalonBay Value Added Fund, L.P. (the "Fund")* — In March 2005, the Company admitted outside investors into the Fund, a private, discretionary investment vehicle, which will acquire and operate communities in the Company's markets. The Fund will serve, until March 16, 2008 or until 80% of its committed capital is invested, as the principal vehicle through which the Company will acquire apartment communities, subject to certain exceptions. The Fund has nine institutional investors, including the Company, and a combined equity capital commitment of $330,000. A significant portion of the investments made in the Fund by its investors are being made through AvalonBay Value Added Fund, Inc., a Maryland corporation that qualifies as a REIT under the Internal Revenue Code (the "Fund REIT"). A wholly-owned subsidiary of the Company is the general partner of the Fund and has committed $50,000 to the Fund and the Fund REIT, representing a 15.2% combined general partner and limited partner equity interest, with $43,399 of this commitment funded as of December 31, 2007. The Fund has invested $777,568 as of December 31, 2007. Management of the Fund expects to invest approximately $46,000 of additional funds to redevelop the assets acquired, at which time the Fund will become fully invested. Upon the admittance of the outside investors, the Fund held four communities, containing a total of 879 apartment homes with an aggregate gross real estate value of $112,852, that were acquired in 2004. Prior to the admittance of outside investors, the Fund was directly or indirectly wholly-owned by the Company, and therefore the revenues and expenses, and assets and liabilities of these four communities were consolidated in the Company's results of operations and financial position. However, upon admittance of the outside investors in March 2005, the Company deconsolidated the revenue and expenses, and assets and liabilities of these four communities and accounts for its 15.2% equity interest in the Fund under the equity method of accounting. The Company received net proceeds of $87,948 as reimbursement for acquiring and warehousing these communities. The Company receives asset management fees, property management fees and redevelopment fees, as well as a promoted interest if certain thresholds are met (which were not achieved in 2007).

As of December 31, 2007, the Fund owns the following 20 communities, subject to certain mortgage debt. In addition, as of December 31, 2007, the Fund has $47,400 outstanding under its variable rate credit facility, which matures in January 2008. The Company has not guaranteed any of the Fund debt, nor does it have any obligation to fund this debt should the Fund be unable to do so.

- Avalon at Redondo Beach, a 105 apartment-home community located in Los Angeles, California. As of December 31, 2007, Avalon at Redondo Beach has $16,765 in 4.8% fixed rate debt outstanding, which matures in October 2011;
- Avalon Lakeside, a 204 apartment-home community located in Chicago, Illinois. As of December 31, 2007, Avalon Lakeside has $12,056 in 5.7% fixed rate debt outstanding which matures in March 2012;
- Avalon Columbia, a 170 apartment-home community located in Baltimore, Maryland. As of December 31, 2007, Avalon Columbia has $22,275 in 5.5% fixed rate debt outstanding, which matures in April 2012;
- Avalon Redmond, a 400 apartment-home community located in Seattle, Washington. As of December 31, 2007, Avalon Redmond has $36,500 in 5.0% fixed rate debt outstanding, which matures in July 2012;
- Avalon at Poplar Creek, a 196 apartment-home community located in Chicago, Illinois. As of December 31, 2007, Avalon at Poplar Creek has $16,500 in 4.8% fixed rate debt outstanding, which matures in October 2012;
- Avalon Sunset, an 82 apartment-home community located in Los Angeles, California. As of December 31, 2007, Avalon Sunset has $12,750 in 5.4% fixed rate debt outstanding, which matures in February 2014;
- Avalon at Civic Center, a 192 apartment-home community located in Norwalk, California. As of December 31, 2007, Avalon at Civic Center has $23,806 in 5.3% fixed rate debt outstanding, which matures in August 2013;
- Avalon Paseo Place, a 134 apartment-home community located in Fremont, California. As of December 31, 2007, Avalon Paseo Place has $11,800 in 5.7% fixed rate debt outstanding, which matures in November 2013;
- Avalon Yerba Buena, a 160 apartment-home community located in San Francisco, California. As of December 31, 2007, Avalon Yerba Buena has $41,500 in 5.9% fixed rate debt outstanding, which matures in March 2014;
- Avalon at Aberdeen Station, a 290 apartment-home community located in Aberdeen, New Jersey. As of December 31, 2007, Avalon at Aberdeen Station has $34,456 in 5.7% fixed rate debt outstanding, which matures in September 2013;
- The Springs, a 320 apartment-home community located in Corona, California. As of December 31, 2007, The Springs has $26,000 in 6.1% fixed rate debt outstanding, which matures in October 2014;
- The Covington, a 256 apartment-home community located in Lombard, Illinois. As of December 31, 2007, The Covington has $17,243 in 5.4% fixed rate debt outstanding, which matures in January 2014;
- Avalon Cedar Place, a 156 apartment-home community located in Columbia, Maryland. As of December 31, 2007, Avalon Cedar Place has $12,000 in 5.7% fixed rate debt outstanding, which matures in February 2014;

- Avalon Centerpoint, a 392 apartment-home community located in Baltimore, Maryland. As of December 31, 2007, Avalon Centerpoint has $45,000 in 5.7% fixed rate debt outstanding, which matures in December 2013;
- Middlesex Crossing, a 252 apartment-home community located in Billerica, Massachusetts. As of December 31, 2007, Middlesex Crossing has $24,100 of 5.5% fixed rate debt outstanding, which matures in December 2013;
- Avalon Crystal Hill, a 168 apartment-home community located in Ponoma, New York. As of December 31, 2007, Avalon Crystal Hill has $24,500 of 5.4% fixed rate debt outstanding, which matures in December 2013;
- Skyway Terrace, a 348 apartment-home community located in San Jose, California. As of December 31, 2007, Skyway Terrace has $37,500 of 6.1% fixed rate debt outstanding, which matures in March 2014;
- Avalon Rutherford Station, a 108 apartment-home community located in East Rutherford, New Jersey. As of December 31, 2007, Avalon Rutherford Station has $20,653 of 6.1% fixed rate debt outstanding, which matures in September 2016;
- South Hills Apartments, an 85 apartment-home community located in West Covina, California. As of December 31, 2007, South Hills Apartments has $11,762 of 5.9% fixed rate debt outstanding, which matures in December 2013; and
- Colonial Towers/South Shore Manor, a 211 apartment-home community located in Weymouth, Massachusetts. Colonial Towers/ South Shore Manor had no debt outstanding at December 31, 2007.

In addition, as part of the formation of the Fund, the Company provided a guarantee to one of the limited partners. The guarantee provides that, if, upon final liquidation of the Fund, the total amount of all distributions to that partner during the life of the Fund (whether from operating cash flow or property sales) does not equal the total capital contributions made by that partner, then the Company will pay the partner an amount equal to the shortfall, but in no event more than 10% of the total capital contributions made by the partner (maximum of approximately $6,510 as of December 31, 2007). As of December 31, 2007, the fair value of the real estate assets owned by the Fund is considered adequate to cover such potential payment under a liquidation scenario. The estimated fair value of and the Company's obligation under this guarantee, both at inception and as of December 31, 2007 was not significant and therefore the Company has not recorded any obligation for this guarantee as of December 31, 2007.

The following is a combined summary of the financial position of the entities accounted for using the equity method, as of the dates presented:

	12-31-07 (unaudited)	12-31-06 (unaudited)
Assets:		
Real estate, net	$ 997,319	$724,795
Other assets	31,774	55,716
Total assets	$1,029,093	$780,511
Liabilities and partners' capital:		
Mortgage notes payable and credit facility	$ 719,310	$510,784
Other liabilities	20,496	51,108
Partners' capital	289,287	218,619
Total liabilities and partners' capital	$1,029,093	$780,511

The following is a combined summary of the operating results of the entities accounted for using the equity method, for the years presented:

	For the year ended		
	12-31-07 (unaudited)	12-31-06 (unaudited)	12-31-05 (unaudited)
Rental income	$ 92,075	$67,207	$35,826
Operating and other expenses	(40,090)	(30,913)	(19,582)
Gain on sale of communities	—	26,661	—
Interest expense, net	(40,791)	(23,545)	(7,648)
Depreciation expense	(26,622)	(18,054)	(8,482)
Net income (loss)	$(15,428)	$21,356	$ 114

In conjunction with the acquisition and development of the investments in unconsolidated entities, the Company incurred costs in excess of its equity in the underlying net assets of the respective investments. These costs represent $5,375 at December 31, 2007 and $7,491 at December 31, 2006 of the respective investment balances.

Investments in Unconsolidated Non-Real Estate Entities In February 2005, the Company sold its interest in a technology venture that was accounted for under the cost method. As a result of this transaction, the Company received net proceeds of approximately $6,700 and recognized a gain on the sale of this investment of $6,252, which is reflected in equity in income of unconsolidated entities on the accompanying Consolidated Statement of Operations and Other Comprehensive Income for the year ended December 31, 2005. Under the terms of the sale, certain proceeds were escrowed to secure the purchaser's rights to indemnification. Any amounts not used for this purpose were distributed to the former investors in the venture in 2006. For the year ended December 31, 2006, the Company recognized $433 for the final installment of the gain on this sale upon release of this escrow.

The following is a summary of the Company's equity in income (loss) of unconsolidated entities for the years presented:

	For the year ended		
	12-31-07	12-31-06	12-31-05
Town Grove, LLC	$57,821	$1,457	$1,286
Avalon Del Rey, LLC	3,616	—	—
CVP I, LLC	567	(68)	(339)
Town Run Associates	107	298	266
Avalon Terrace, LLC[1]	22	6,736	58
MVP I, LLC	(1,261)	(662)	(57)
AvalonBay Value Added Fund, L.P.	(1,775)	(799)	(341)
AvalonBay Redevelopment LLC	—	—	73
Rent.com	—	433	6,252
Constellation Real Technologies	72	60	—
Total[2]	$59,169	$7,455	$7,198

[1] Equity in income from this entity for 2006 includes a gain of $6,609 for the Company's 25% share of the gain from the fourth quarter disposition of Avalon Bedford, the sole asset held by Avalon Terrace, LLC.

[2] This table does not include Aria at Hathorne. As a development community, all costs are being capitalized, resulting in no reportable income.

7. Real Estate Disposition Activities

During the year ended December 31, 2007, the Company sold four communities: Avalon View, located in Wappingers Falls, New York, San Marino, located in San Jose, California, Avalon West, located in Westborough, Massachusetts and Avalon at Stevens Pond, located in Saugus, Massachusetts. These four communities contained a total of 982 apartment homes and were sold for an aggregate sales price of $204,650. The Company also sold its interest in Avalon Grove, which contained 402 apartment homes for a sales price of $63,446. The sale of these communities and partnership interest resulted in a gain in accordance with GAAP of $162,807. Details regarding the community asset sales are summarized in the following table:

Community Name	Location	Period of sale	Apartment homes	Debt	Gross sales price	Net proceeds
Avalon View	Wappingers Falls, NY	Q307	288	$ —	$ 54,000	$ 53,293
San Marino	San Jose, CA	Q307	248	—	55,000	54,333
Avalon West	Westborough, MA	Q307	120	8,116	18,000	9,585
Avalon at Stevens Pond	Saugus, MA	Q407	326	—	77,650	76,784
Avalon Grove[1]	Stamford, CT	Q407	402	—	63,446	63,401
Total of all 2007 asset sales			1,384	$ 8,116	$268,096	$257,396
Total of all 2006 asset sales			1,036	$37,200	$261,850	$218,492
Total of all 2005 asset sales			1,305	$ —	$351,450	$344,185

[1] The Company held and sold its 50% ownership interest in the LLC that developed, owned and operated Avalon Grove. The Company will continue to manage this community for a customary property management fee.

As of December 31, 2007, the Company had no communities that qualified as discontinued operations or held for sale under the provisions of SFAS No. 144.

In accordance with the requirements of SFAS No. 144, the operations for any communities sold from January 1, 2005 through December 31, 2007 and the communities that qualified as discontinued operations as of December 31, 2007 have been presented as discontinued operations in the accompanying Consolidated Financial Statements. Accordingly, certain reclassifications have been made in prior periods to reflect discontinued operations consistent with current period presentation.

The following is a summary of income from discontinued operations for the periods presented:

	For the year ended		
	12-31-07	12-31-06	12-31-05
Rental income	$10,911	$17,658	$42,336
Operating and other expenses	(4,043)	(6,491)	(14,441)
Interest expense, net	(687)	(1,862)	(1,927)
Depreciation expense	(2,176)	(3,687)	(6,842)
Income from discontinued operations	$4,005	$5,618	$19,126

The Company's Consolidated Balance Sheets include other assets (excluding net real estate) of $0 and $3,821 as of December 31, 2007 and December 31, 2006, respectively, and other liabilities of $0 as of December 31, 2007 and $69,100 as of December 31, 2006, relating to real estate assets sold or classified as held for sale.

During the year ended December 31, 2007, the Company sold one parcel of land through a taxable REIT subsidiary, located in the Mid-Atlantic, for a sales price of $5,800, resulting in a gain of $545 under GAAP. The Company had gains on the sales of land parcels of $13,519 in 2006, and $4,479 in 2005.

8. Commitments and Contingencies

Employment Agreements and Arrangements As of December 31, 2007, the Company had employment agreements with four executive officers. The employment agreements provide for severance payments and generally provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current terms of these agreements end on dates that vary between November 2008 and June 2009. The employment agreements provide for one-year automatic renewals (two years in the case of the Chief Executive Officer ("CEO")) after the initial term unless an advance notice of non-renewal is provided by either party. Upon a notice of non-renewal by the Company, each of the officers may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by the Compensation Committee of the Board of Directors.

The Company's stock incentive plan, as described in Note 10, "Stock-Based Compensation Plans," provides that upon an employee's Retirement (as defined in the plan documents) from the Company, all outstanding stock options and restricted shares of stock held by the employee will vest, and the employee will have up to 12 months to exercise any options held upon retirement. Under the plan, Retirement means a termination of employment, other than for cause, after attainment of age 50, provided that (i) the employee has worked for the Company for at least 10 years, (ii) the employee's age at Retirement plus years of employment with the Company equals at least 70, (iii) the employee provides at least six months written notice of his intent to retire, and (iv) the employee enters into a one year non-compete and employee non-solicitation agreement.

The Company also has an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated (other than for cause) within two years following a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the sum of such officer's base salary and cash bonus, as well as accelerated vesting of stock options and restricted stock. Costs related to the Company's employment agreements and the Program are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," and therefore are recognized when considered by management to be probable and estimable.

Construction and Development Contingencies In connection with the pursuit of a Development Right in Pleasant Hill, California, $125,000 in bond financing was issued by the Contra Costa County Redevelopment Agency (the "Agency") in connection with the possible future construction of a multifamily rental community by PHVP I, LLC. The bond proceeds were immediately invested in their entirety in a guaranteed investment contract ("GIC") administered by a trustee. This Development Right is planned as a mixed-use development, with residential, for-sale, retail and office components. The bond proceeds will remain in the GIC until June 2008, at which time a loan will be made to PHVP I, LLC to fund construction of the multifamily portion of the development, or the bonds will be redeemed by the Agency. Although the Company does not have any equity or economic interest in PHVP I, LLC at this time, the Company holds an option to make a capital contribution to PHVP I, LLC in exchange for a 99% general partner interest in the entity. Should the Company decide not to exercise this option, the bonds will be redeemed, and a loan will not be made to PHVP I, LLC. The bonds are payable from the proceeds of the GIC and are non-recourse to both PHVP I, LLC and to the Company. There is no loan payable outstanding by PHVP I, LLC as of December 31, 2007.

In addition, as part of providing construction management services to PHVP I, LLC for the construction of a public garage, the Company has provided a construction completion guarantee to the related lender in order to fulfill their standard financing requirements related to the garage construction financing. The Company's obligations under this guarantee will terminate following construction completion of the garage once all of the lender's standard completion requirements have been satisfied, which the Company currently expects to occur in 2008. In the third quarter of 2006, significant modifications were requested by the local transit authority to change the garage structure design. The Company does not believe that the requested design changes will impact the construction schedule. However, it is expected that these changes will increase the original budget by an amount up to $5,000. The Company believes that substantially all potential additional amounts are reimbursable from unrelated third parties. At this time, the Company does not believe that it is probable that it will incur any additional costs. The estimated fair value of and the Company's obligation under this guarantee, both at inception and as of December 31, 2007 was not significant and therefore the Company has not recorded any obligation for this guarantee as of December 31, 2007.

Legal Contingencies The Company is currently involved in litigation alleging that 100 communities currently or formerly owned by the Company violated the accessibility requirements of the Fair Housing Act and the Americans with Disabilities Act. The lawsuit, Equal Rights Center v. AvalonBay Communities, Inc., was filed on September 23, 2005 in the federal district court in Maryland. The plaintiff seeks compensatory and punitive damages in unspecified amounts as well as injunctive relief (such as modification of existing communities), an award of attorneys' fees, expenses and costs of suit. The Company has filed a motion to dismiss all or parts of the suit, which has not been ruled on yet by the court. The Company cannot predict or determine the outcome of this lawsuit, nor is it reasonably possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

During 2006, the Company determined that contaminated soil from imported fill was delivered to its Avalon Lyndhurst development site by third parties. The contaminants exceeded allowable levels for residential use under New Jersey state and local regulations. The remediation effort is complete. The net cost associated with this remediation effort, after considering insurance proceeds received to date and including costs associated with construction delays, is approximately $6,000. The Company is pursuing the recovery of these additional net costs from the third parties involved, but no assurance can be given as to the amount or timing of reimbursements to the Company. The Company recorded these incremental costs as incurred, and is recording potential recoveries as they become certain or are received. Although the net costs to complete construction of this community exceeded the original construction budget, the Company has determined that there is not an impairment in the value of this asset which would require a write down in the carrying value. The Company will continue to review this assessment based on changes in circumstances or market conditions.

In addition, the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management currently believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Lease Obligations The Company owns 11 apartment communities which are located on land subject to land leases expiring between November 2028 and March 2142. In addition, the Company leases certain office space. These leases are accounted for as operating leases under SFAS No. 13, "Accounting for Leases." These leases have varying escalation terms, and four of these leases have purchase options exercisable between 2008 and 2095. The Company incurred costs of $15,516, $14,850 and $15,163 in the years ended December 31, 2007, 2006 and 2005, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current leases:

Payments due by period

2008	2009	2010	2011	2012	Thereafter
$14,412	$14,537	$14,571	$14,613	$14,655	$2,069,951

9. Segment Reporting

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/ Redevelopment Communities. Annually as of January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification, unless disposition plans regarding a community change, throughout the year for the purpose of reporting segment operations.

- *Established Communities (also known as Same Store Communities)* are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year. For the year ended December 31, 2007, the Established Communities are communities that are consolidated for financial reporting purposes, had stabilized occupancy and operating expenses as of January 1, 2006, are not conducting or planning to conduct substantial redevelopment activities and are not held for sale or planned for disposition within the current year. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- *Other Stabilized Communities* includes all other completed communities that have stabilized occupancy, as defined above. Other Stabilized Communities do not include communities that are conducting or planning to conduct substantial redevelopment activities within the current year.
- *Development/Redevelopment Communities* consists of communities that are under construction and have not received a final certificate of occupancy, communities where substantial redevelopment is in progress or is planned to begin during the current year and communities under lease-up, that had not reached stabilized occupancy, as defined above, as of January 1, 2007.

In addition, the Company owns land held for future development and has other corporate assets that are not allocated to an operating segment.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing such segments' performance. The Company's chief operating decision maker is comprised of several members of its executive management team who use net operating income ("NOI") as the primary financial measure for Established Communities and Other Stabilized Communities. NOI is defined by the Company as total revenue less direct property operating expenses. Although the Company considers NOI a useful measure of a community's or communities' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP. NOI excludes a number of income and expense categories as detailed in the reconciliation of NOI to net income.

A reconciliation of NOI to net income for the years ended December 31, 2007, 2006 and 2005 is as follows:

	For the year ended		
	12-31-07	12-31-06	12-31-05
Net income	$358,160	$266,546	$310,468
Indirect operating expenses, net of corporate income	31,285	28,811	26,675
Investments and investment management	11,737	7,030	4,834
Interest expense, net	97,545	109,184	125,171
General and administrative expense	28,494	24,767	25,761
Equity in income of unconsolidated entities	(59,169)	(7,455)	(7,198)
Minority interest in consolidated partnerships	1,585	573	1,481
Depreciation expense	179,549	160,442	156,455
Gain on sale of real estate assets	(107,032)	(110,930)	(199,766)
Income from discontinued operations	(4,005)	(5,618)	(19,126)
Net operating income	$538,149	$473,350	$424,755

The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as lease-up pace and rent levels compared to budget.

The table below provides details of the Company's segment information as of the dates specified. The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in Note 1, "Organization and Significant Accounting Policies." Segment information for the years ended December 31 2007, 2006 and 2005 has been adjusted for the communities that were sold from January 1, 2005 through December 31, 2007, or otherwise qualify as discontinued operations as of December 31, 2007, as described in Note 7, "Real Estate Disposition Activities."

	Total revenue	NOI	% NOI change from prior year	Gross real estate[1]
For the year ended December 31, 2007				
Established				
Northeast	$276,423	$184,643	3.7%	$1,805,241
Mid-Atlantic	114,144	71,882	6.4%	690,573
Midwest	12,070	7,286	2.3%	92,879
Pacific Northwest	33,594	23,111	17.1%	290,308
Northern California	160,442	116,516	12.6%	1,395,022
Southern California	56,091	40,219	5.9%	349,719
Total Established	652,764	443,657	7.2%	4,623,742
Other Stabilized	47,857	30,325	n/a	356,038
Development / Redevelopment	106,013	64,167	n/a	2,240,744
Land Held for Future Development	n/a	n/a	n/a	288,423
Non-allocated[2]	6,107	n/a	n/a	47,793
Total	$812,741	$538,149	13.7%	$7,556,740
For the year ended December 31, 2006				
Established				
Northeast	$198,062	$134,001	5.2%	$1,232,590
Mid-Atlantic	100,462	61,870	14.9%	627,789
Midwest	11,478	7,121	7.4%	92,408
Pacific Northwest	33,103	21,819	13.0%	316,089
Northern California	149,531	104,588	11.6%	1,406,401
Southern California	57,632	41,115	9.3%	374,606
Total Established	550,268	370,514	9.4%	4,049,883
Other Stabilized	87,939	55,337	n/a	811,053
Development / Redevelopment	76,356	47,499	n/a	1,324,929
Land Held for Future Development	n/a	n/a	n/a	202,314
Non-allocated[2]	6,866	n/a	n/a	42,437
Total	$721,429	$473,350	11.4%	$6,430,616
For the year ended December 31, 2005				
Established				
Northeast	$161,399	$108,334	3.8%	$1,032,589
Mid-Atlantic	68,575	48,613	3.9%	387,801
Midwest	11,113	6,627	7.1%	91,755
Pacific Northwest	30,080	19,312	8.0%	315,331
Northern California	143,070	97,434	3.5%	1,454,734
Southern California	48,800	35,319	6.7%	331,315
Total Established	463,037	315,639	4.4%	3,613,525
Other Stabilized	71,682	35,967	n/a	636,073
Development / Redevelopment	116,144	73,149	n/a	1,158,482
Land Held for Future Development	n/a	n/a	n/a	179,739
Non-allocated[2]	4,348	n/a	n/a	30,741
Total	$655,211	$424,755	9.3%	$5,618,560

[1] Does not include gross real estate assets held for sale of $0, $184,977 and $321,586 as of December 31, 2007, 2006 and 2005, respectively.

[2] Revenue represents third-party management, accounting and developer fees and miscellaneous income which are not allocated to a reportable segment.

10. Stock-Based Compensation Plans

The Company has a stock incentive plan (the "1994 Plan"), which was amended and restated on December 8, 2004, and amended on February 9, 2006, December 6, 2006 and September 19, 2007. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code, (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted common stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of common stock and (vi) dividend equivalent rights.

Shares of common stock of 2,160,738, 1,791,861 and 2,066,308 were available for future option or restricted stock grant awards under the 1994 Plan as of December 31, 2007, 2006 and 2005, respectively. Annually on January 1st, the maximum number available for issuance under the 1994 Plan is increased by between 0.48% and 1.00% of the total number of shares of common stock and DownREIT units actually outstanding on such date. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. Options and restricted stock granted under the 1994 Plan vest and expire over varying periods, as determined by the Compensation Committee of the Board of Directors.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of common stock were issuable, plus any shares of common stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of common stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's common stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of common stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2007, 2006 or 2005.

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 Plan shares	Weighted average exercise price per share	Avalon 1995 and Avalon 1993 Plan shares	Weighted average exercise price per share
Options Outstanding, December 31, 2004	2,276,818	$42.39	186,262	$36.23
Exercised	(743,524)	41.89	(159,638)	37.82
Granted	725,988	70.09	—	—
Forfeited	(29,504)	55.66	—	—
Options Outstanding, December 31, 2005	2,229,778	$51.40	26,624	$37.09
Exercised	(592,308)	50.09	(22,384)	37.15
Granted	867,113	99.28	—	—
Forfeited	(17,344)	79.72	—	—
Options Outstanding, December 31, 2006	2,487,239	$69.65	4,240	$36.81
Exercised	(471,024)	56.57	(3,472)	36.86
Granted	344,429	147.39	—	—
Forfeited	(38,929)	110.28	—	—
Options Outstanding, December 31, 2007	2,321,715	$83.15	768	$36.61
Options Exercisable:				
December 31, 2005	1,158,591	$42.45	26,624	$37.09
December 31, 2006	1,041,360	$47.99	4,240	$36.81
December 31, 2007	1,230,428	$60.84	768	$36.61

For options outstanding at December 31, 2007 under the 1994 Plan, 673,426 options had exercise prices ranging between $31.50 and $59.99 and a weighted average remaining contractual life of 4.2 years, 533,560 options had exercise prices ranging between $60.00 and $89.99 and a weighted average remaining contractual life of 7.1 years, 780,373 options had exercise prices between $90.00 and $119.99 and a weighted average remaining contractual life of 8.1 years and 334,356 options had exercise prices between $120.00 and $149.99 and a weighted average remaining contractual life of 9.1 years. Options outstanding and exercisable at December 31, 2007 for the Avalon 1993 and Avalon 1995 Plans had an exercise price of $36.61 and a weighted average contractual life of less than one year with an intrinsic value of $44. Options outstanding under the 1994 Plan at December 31, 2007 had an intrinsic value of $25,516. Options exercisable at December 31, 2007 under the 1994 plan had a weighted average contractual life of 5.7 years and an intrinsic value of $40,973. The intrinsic value of options exercised during 2007, 2006 and 2005 was $17,895, $49,440 and $80,271, respectively.

The weighted average fair value of the options granted during the year ended December 31, 2007 is estimated at $21.83 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 4.0% over the expected life of the option, volatility of 17.32%, risk-free interest rates of 4.73% and an expected life of approximately seven years. The weighted average fair value of the options granted during 2006 is estimated at $11.47 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 5.0% over the expected life of the option, volatility of 17.61%, risk-free interest rates of 4.55% and an expected life of approximately seven years. The weighted average fair value of the options granted during 2005 is estimated at $6.40 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 5.5% over the expected life of the option, volatility of 17.56%, risk-free interest rates of 3.91% and an expected life of approximately seven years. The cost related to stock-based employee compensation for employee stock options included in the determination of net income is based on estimated forfeitures for the given year. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period.

The Company issued restricted stock as part of its stock-based compensation plan during the years ended December 31, 2007, 2006 and 2005. Compensation cost is recognized over the requisite service period, which varies, but does not exceed five years. The fair value of restricted stock is the closing stock price on the date of the grant. Provisions of SFAS No. 123(R) require the Company to recognize compensation cost taking into consideration retirement eligibility. The cost related to stock-based compensation for restricted stock included in the determination of net income is based on actual forfeitures for the given year. Restricted stock awards typically vest over a five-year period with the exception of accelerated vesting provisions. Restricted stock vesting during 2007 had fair values ranging from $36.66 to $147.75 per share. The total fair value of shares vested was $8,590, $7,655 and $8,932 for the years ended December 31, 2007, 2006 and 2005, respectively.

Total stock-based compensation cost recognized in income was $13,502, $10,095 and $4,292 for the years ended December 31, 2007, 2006 and 2005, respectively, and total capitalized stock-based compensation cost was $5,106, $4,014 and $4,046 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, there was a total of $8,480 and $10,850 in unrecognized compensation cost for unvested stock options and unvested restricted stock, respectively. The unrecognized compensation cost for stock options does not take into account estimated forfeitures. The unrecognized compensation cost for unvested stock options and restricted stock is expected to be recognized over a weighted average period of 1.6 years and 2.3 years, respectively.

In October 1996, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan (as amended, the "ESPP"). Initially 1,000,000 shares of common stock were reserved for issuance under this plan. There are currently 780,735 shares remaining available for issuance under the plan. Full-time employees of the Company generally are eligible to participate in the ESPP if, as of the last day of the applicable election period, they have been employed by the Company for at least one month. All other employees of the Company are eligible to participate provided that, as of the applicable election period they have been employed by the Company for 12 months. Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions, subject to maximum purchase limitations. The purchase period is a period of seven months beginning each April 1 and ending each October 30. The purchase price for common stock purchased under the plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. The offering dates, purchase dates and duration of purchase periods may be changed, if the change is announced prior to the beginning of the affected date or purchase period. The Company issued 8,577 shares, 10,830 shares and 13,372 shares and recognized compensation expense of $158, $173 and $134 under the ESPP for the years ended December 31, 2007, 2006 and 2005, respectively. The Company accounts for transactions under the ESPP using the fair value method prescribed under SFAS No. 123(R), as further discussed in Note 1, "Organization and Significant Accounting Policies."

11. Fair Value of Financial Instruments

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts and construction payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate outstanding par amount of approximately $2,696,000 and $2,804,000 had an estimated aggregate fair value of $2,756,890 and $2,910,078 at December 31, 2007 and 2006, respectively.

The Company reports all derivative instruments at fair value in accordance with SFAS No. 133, as amended. See Note 5, "Derivative Instruments and Hedging Activities," for further discussion.

12. Related Party Arrangements

Unconsolidated Entities The Company manages unconsolidated real estate entities for which it receives asset management, property management, development and redevelopment fee revenue. From these entities, the Company received fees of $6,142, $6,259 and $4,304 in the years ended December 31, 2007, 2006 and 2005, respectively. These fees are included in management, development and other fees on the accompanying Consolidated Statements of Operations and Other Comprehensive Income.

In addition, in connection with the construction management services that the Company provided to MVP I, LLC, the entity that owns and developed Avalon at Mission Bay North II, the Company funds certain construction costs that are expected to be reimbursed through construction financing within 30 to 60 days. Although construction was completed in 2006, final payments to vendors are still being funded. The accompanying Consolidated Balance Sheets reflect a receivable in prepaid expenses and other assets in the amounts of $939 as of December 31, 2007 and $5,654 as of December 31, 2006, from MVP I, LLC.

Director Compensation Directors of the Company who are also employees receive no additional compensation for their services as a director. Following each annual meeting of stockholders starting with the 2006 annual meeting, non-employee directors receive (i) a number of shares of restricted stock (or deferred stock awards) having a value of $100 and (ii) a cash payment of $40, payable in quarterly installments of $10. After September 20, 2007, the cash payment increased to $50, payable in quarterly installments of $12.5. The value of the restricted stock or deferred stock award will increase to $125 following the 2008 annual meeting. Until the 2007 annual meeting, the number of shares of restricted stock (or deferred stock awards) was calculated based on the last reported sale price of the common stock on the New York Stock Exchange ("NYSE") on the fifth business day following the prior year's annual meeting. Following the 2007 annual meeting, the number of shares of restricted stock (or deferred stock awards) is calculated based on the closing price on the day of the award. Non-employee directors may elect to receive all or a portion of cash payments in the form of a deferred stock award. In addition, the Lead Independent Director receives an annual fee of $30 payable in equal monthly installments of $2.5.

The Company recorded non-employee director compensation expense relating to the restricted stock grants and deferred stock awards in the amount of $855, $1,013 and $966 for the years ended December 31, 2007, 2006 and 2005 as a component of general and administrative expense. Deferred compensation relating to these restricted stock grants and deferred stock awards was $766 and $778 on December 31, 2007 and December 31, 2006, respectively.

13. Quarterly Financial Information (Unaudited)

The following summary represents the quarterly results of operations for the years ended December 31, 2007 and 2006:

	For the three months ended			
	3-31-07	6-30-07	9-30-07	12-31-07
Total revenue[1]	$192,735	$199,498	$208,123	$212,385
Income from continuing operations[1]	$ 45,383	$ 49,319	$ 49,677	$103,289
Income from discontinued operations[1]	$ 1,137	$ 1,733	$ 79,092	$ 28,530
Net income available to common stockholders	$ 44,345	$ 48,877	$126,594	$129,644
Net income per common share—basic[2]	$ 0.57	$ 0.62	$ 1.60	$ 1.66
Net income per common share—diluted[2]	$ 0.56	$ 0.61	$ 1.58	$ 1.64

	For the three months ended			
	3-31-06	6-30-06	9-30-06	12-31-06
Total revenue[1]	$171,284	$176,711	$183,646	$189,788
Income from continuing operations[1]	$ 43,586	$ 33,833	$ 40,963	$ 45,135
Income from discontinued operations[1]	$ 67,528	$ 33,173	$ 1,150	$ 1,178
Net income available to common stockholders	$108,939	$ 64,831	$ 39,938	$ 44,138
Net income per common share—basic	$ 1.48	$ 0.87	$ 0.54	$ 0.59
Net income per common share—diluted	$ 1.45	$ 0.86	$ 0.53	$ 0.58

[1] Amounts may not equal previously reported results due to reclassification between income from continuing operations and income from discontinued operations.

[2] Amounts may not equal full year results due to rounding.

14. Subsequent Events

In January 2008, the Company repaid $50,000 in previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity.

Also in January 2008, the Company purchased an additional 482,100 shares of its common stock in open market transactions under its share repurchase program at an average price of $87.42.

In February 2008, the Board of Directors of the Company authorized an increase in the Company's stock repurchase program. The increase extended the aggregate purchase price of shares acquired in open market or negotiated transactions up to $500,000, of which $200,000 remained available for future purchases as of February 22, 2008.

The Company announced on February 5, 2008 that its Board of Directors declared a dividend for the first quarter of 2008 of $0.8925 per share of the Company's common stock (par value $0.01 per share). The declared dividend is a 5.0% or $0.0425 per share increase over the Company's prior quarterly dividend of $0.85 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations and other comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AvalonBay Communities, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AvalonBay Communities, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

McLean, Virginia
February 25, 2008

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock for the years 2007 and 2006, as reported by the NYSE. On January 31, 2008 there were 813 holders of record of an aggregate of 76,845,045 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

	2007			2006		
	Sales Price		Dividends	Sales Price		Dividends
	High	Low	declared	High	Low	declared
Quarter ended March 31	$149.94	$125.30	$0.85	$110.45	$ 88.95	$0.78
Quarter ended June 30	$134.62	$115.38	$0.85	$112.00	$100.50	$0.78
Quarter ended September 30	$128.46	$105.91	$0.85	$125.21	$110.27	$0.78
Quarter ended December 31	$125.48	$ 88.97	$0.85	$134.60	$119.31	$0.78

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time. In February 2008, we announced that our Board of Directors declared a dividend on our common stock for the first quarter of 2008 of $0.8925 per share, a 5.0% increase over the previous quarterly dividend of $0.85 per share. The increased dividend will be payable on April 15, 2008 to all common stockholders of record as of April 1, 2008.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Dollar Amount that May Yet be Purchased Under the Plans or Programs (in thousands) (2)
Month Ended October 31, 2007	—	$ —	—	$385,197
Month Ended November 30, 2007	1,120,900	$100.42	1,120,900	$272,639
Month Ended December 31, 2007	328,574	$ 92.88	328,316	$242,145
Month Ended January 31, 2008	483,036	$ 87.32	482,100	$200,000

(1) Includes shares surrendered to the Company in connection with employee stock option exercises or vesting of restricted stock as payment of exercise price or as payment of taxes.

(2) On August 8, 2007, we announced that our the Board of Directors voted to increase the aggregate limit of our common stock repurchase program to $300,000,000. On February 6, 2008, we disclosed that our Board of Directors voted to further increase the authorized limit to $500,000,000. All amounts presented in the table above include this further increase. In determining whether to repurchase shares, we consider a variety of factors, including our liquidity needs, the then current market price of our shares and the effect of the share repurchases on our per share earnings and FFO. There is no scheduled expiration date to this program.

This Annual Report, including the Letter to Shareholders, contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs.

Net Asset Value (NAV) Per Share

The estimated market value of a company's assets less the estimated market value of all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units.

Fixed Charge Coverage (Interest Coverage)

EBITDA from continuing operations, excluding land gains and gain on the sale of investments in real estate joint ventures, divided by the sum of interest expense, net, and preferred dividends. Interest Coverage is presented by the Company because it provides rating agencies and investors an additional means of comparing our ability to service debt obligations to that of other companies. EBITDA is defined by the Company as net income before interest income and expense, income taxes, depreciation and amortization.

A reconciliation of EBITDA and a calculation of Interest Coverage for the fourth quarter of 2007 are as follows (dollars in thousands):

Net income	$131,819
Interest expense, net	26,262
Interest expense (discontinued operations)	—
Depreciation expense	47,179
Depreciation expense (discontinued operations)	—
EBITDA	$205,260
EBITDA from continuing operations	$176,730
EBITDA from discontinued operations	28,530
EBITDA	$205,260
EBITDA from continuing operations	$176,730
Land gains	—
Gain on the sale of investments in real estate joint ventures	(59,927)
EBITDA from continuing operations, excluding land gains and gain on sale of investments in real estate joint ventures	$116,803
Interest expense, net	26,262
Dividends attributable to preferred stock	2,175
Interest charges	28,437
Interest coverage	4.1

Funds From Operations (FFO)

FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is calculated by the Company as net income or loss computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, extraordinary gains or losses (as defined by GAAP), cumulative effect of a change in accounting principle and depreciation of real estate assets, including adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses related to dispositions of previously depreciated operating communities and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. A reconciliation of FFO to net income is as follows:

	For the Year Ended								
(Dollars in thousands)	12-31-07	12-31-06	12-31-05	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99
Net income	$358,160	$266,546	$310,468	$207,779	$262,503	$173,125	$248,997	$210,604	$172,276
Dividends attributable to preferred stock	(8,700)	(8,700)	(8,700)	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	184,731	165,982	163,252	159,221	129,207	143,026	128,086	120,208	108,679
Minority interest expense, including discontinued operations	280	391	1,363	3,048	1,263	1,601	1,559	1,759	1,975
Cumulative effect of change in accounting principle	—	—	—	(4,547)	—	—	—	—	—
Gain on sale of unconsolidated entities	(59,927)	(6,609)	—	—	—	—	—	—	—
Gain on sale of operating communities	(106,487)	(97,411)	(195,287)	(121,287)	(159,756)	(48,893)	(62,852)	(40,779)	(47,093)
Funds from Operations attributable to common stockholders	$368,057	$320,199	$271,096	$235,514	$222,473	$250,963	$275,755	$252,013	$196,058
Weighted average common shares outstanding—diluted	79,856,927	75,586,898	74,759,318	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664
EPS—diluted	$4.38	$3.42	$4.02	$2.75	$3.60	$2.22	$3.02	$2.53	$2.03
FFO per common share—diluted	$4.61	$4.24	$3.63	$3.21	$3.17	$3.55	$3.95	$3.70	$2.97

Initial Year Market Capitalization Rate (Cap Rate)

Projected NOI of a single community for the first 12 months of operations (assuming no repositioning), less estimates for non-routine allowance of approximately $200–$300 per apartment home, divided by the gross sales price for the community. Projected NOI, as referred to above, represents management's estimate of projected rental revenue minus projected operating expenses before interest, income taxes (if any), depreciation, amortization and extraordinary items. For this purpose, management's projection of operating expenses for the community includes a management fee of 3.0%–3.5%. The Initial Year Market Cap Rate, which may be determined in a different manner by others, is a measure frequently used in the real estate industry when determining the appropriate purchase price for a property or estimating the value for a property. Buyers may assign different Initial Year Market Cap Rates to different communities when determining the appropriate value because they (i) may project different rates of change in operating expenses and capital expenditure estimates and (ii) may project different rates of change in future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average Initial Year Market Cap Rate is weighted based on the gross sales price of each community.

Leverage

Total debt as a percentage of Total Market Capitalization. Total Market Capitalization represents the aggregate of the market value of the Company's common stock, the market value of the Company's operating partnership units outstanding (based on the market value of the Company's common stock), the liquidation preference of the Company's preferred stock and the outstanding principal balance of the Company's debt. Management believes that Leverage can be one useful measure of a real estate operating company's long-term liquidity and balance sheet strength, because it shows an approximate relationship between a company's total debt and the current total market value of its assets based on the current price at which the Company's common stock trades. Changes in Leverage also can influence changes in per share results. A calculation of Leverage as of December 31, 2007 is as follows (dollars in thousands):

Total debt	$ 3,210,703
Common stock	7,278,774
Preferred stock	100,000
Operating partnership units	6,027
Total debt	3,210,703
Total Market Capitalization	10,595,504
Debt as % of capitalization	30.3%

Because Leverage changes with fluctuations in the Company's stock price, which occur regularly, the Company's Leverage may change even when the Company's earnings, interest and debt levels remain stable. Investors should also note that the net realizable value of the Company's assets in liquidation is not easily determinable and may differ substantially from the Company's Total Market Capitalization.

Multifamily Sector Average

The multifamily sector average is a weighted average based on Total Capitalization per SNL Financial. The weighted average for Total Shareholder Return, FFO per Share, Operating Expenses and Common Dividend Growth per Share includes AEC, AIV, BRE, CPT, EQR, ESS, HME, MAA, PPS and UDR. The weighted average for Estimated NAV per Share Growth includes all companies under Green Street Advisors, Inc.'s coverage for which data is available during each of the time periods presented and includes AEC, BRE, CPT, EQR, PPS and UDR.

Net Operating Income (NOI)

Total property revenue less direct property operating expenses (including property taxes), and excludes corporate-level income (including management, development and other fees), corporate-level property management and other indirect operating expenses, investments and investment management, net interest expense, general and administrative expense, joint venture income, minority interest expense, depreciation expense, gain on sale of real estate assets and income from discontinued operations. The Company considers NOI to be an appropriate supplemental measure to net income of operating performance of a community or communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of corporate-level property management overhead or general and administrative costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or groups of assets.

A reconciliation of NOI (from continuing operations) to net income is as follows:

		For the Year Ended	
(Dollars in thousands)	12-31-07	12-31-06	12-31-05
Net income	$358,160	$266,546	$310,468
Indirect operating expenses, net of corporate income	31,285	28,811	26,675
Investments and investment management	11,737	7,030	4,834
Interest expense, net	97,545	109,184	125,171
General and administrative expense	28,494	24,767	25,761
Equity in income of unconsolidated entities	(59,169)	(7,455)	(7,198)
Minority interest in consolidated partnerships	1,585	573	1,481
Depreciation expense	179,549	160,442	156,455
Gain on sale of real estate assets	(107,032)	(110,930)	(199,766)
Income from discontinued operations	(4,005)	(5,618)	(19,126)
Net operating income	$538,149	$473,350	$424,755

NOI as reported by the Company does not include the operating results from discontinued operations (i.e., assets sold during the period January 1, 2006 through December 31, 2007). A reconciliation of NOI from communities sold or classified as discontinued operations to net income for these communities is as follows:

	For the Year Ended	
(Dollars in thousands)	12/31/2007	12/31/2006
Income from discontinued operations	$4,005	$ 5,618
Interest expense, net	687	1,862
Depreciation expense	2,176	3,687
NOI from discontinued operations	$6,868	$11,167
NOI from assets sold	$6,868	$11,167
NOI from assets held for sale	—	—
NOI from discontinued operations	$6,868	$11,167

Projected NOI

As used for certain Development and Redevelopment Communities and in calculating the Initial Year Market Cap Rate for dispositions, represents management's estimate, as of the date of this annual report (or as of the date of the buyer's valuation in the case of dispositions), of projected stabilized rental revenue minus projected stabilized operating expenses. For Development and Redevelopment Communities, Projected NOI is calculated based on the first year of Stabilized Operations, as defined below, following the completion of construction. In calculating the Initial Year Market Cap Rate, Projected NOI for dispositions is calculated for the first twelve months following the date of the buyer's valuation. Projected stabilized rental revenue represents management's estimate of projected gross potential (based on leased rents for occupied homes and market rents for vacant homes) minus projected economic vacancy and adjusted for concessions. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs. The weighted average Projected NOI as a percentage of Total Capital Cost is weighted based on the Company's share of the Total Capital Cost of each community, based on its percentage ownership.

Management believes that Projected NOI of the development and redevelopment communities, on an aggregated weighted average basis, assists investors in understanding management's estimate of the likely impact on operations of the Development and Redevelopment Communities when the assets are complete and achieve stabilized occupancy (before allocation of any corporate-level property management overhead, general and administrative costs or interest expense). However, the Company does not provide a projection of NOI on a company-wide basis. Given the different dates and fiscal years for which NOI is projected for these communities, the projected allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities under development or redevelopment is complex, impractical to develop, and may not be meaningful. Projected NOI of these communities is not a projection of the Company's overall financial performance or cash flow. There can be no assurance that the communities under development or redevelopment will achieve the Projected NOI as described in this annual report.

Total Capital Cost

Includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment Community, or Development Right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. For Redevelopment Communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in the current or a prior period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost.

Economic Gain

The gain on sale in accordance with GAAP, less accumulated depreciation through the date of sale and any other non-cash adjustments that may be required under GAAP accounting. Management generally considers Economic Gain to be an appropriate supplemental measure to gain on sale in accordance with GAAP because it helps investors understand the relationship between the cash proceeds from a sale and the cash invested in the sold community. A reconciliation of Economic Gain to gain on sale in accordance with GAAP for the full year 2007 is presented below:

Number of Communities Sold[(1)]	Gross Sales Price	GAAP Gain	Accumulated Depreciation and Other	Economic Gain
5 Communities, 1 Land Parcel	$273,896	$163,352	$17,588	$145,764

[(1)] Activity includes amounts related to the disposition of a partnership interest in which the Company held a 50% investment interest. Amounts exclude dispositions to joint venture entities in which the Company retains an economic interest.

Same Store (Established) Communities

Identified by the Company as communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the prior year. Therefore, for 2007, Established Communities are consolidated communities that have Stabilized Operations as of January 1, 2006 and are not conducting or planning to conduct substantial redevelopment activities within the current year. Established Communities do not include communities that are currently held for sale or planned for disposition during the current year.

Stabilized/Restabilized Operations

The earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.

Dividend Payout Ratio

The percentage of earnings paid to shareholders in dividends, calculated as the yearly dividend per share divided by FFO per share. The payout ratio provides an idea of how well earnings support the dividend payments.

Unleveraged IRR

Refers to the internal rate of return on sold communities calculated by the Company considering the timing and amounts of (i) total revenue during the period owned by the Company and (ii) the gross sales price net of selling costs, offset by (iii) the undepreciated capital cost of the communities at the time of sale and (iv) total direct operating expenses during the period owned by the Company. Each of the items (i), (ii), (iii) and (iv) are calculated in accordance with GAAP.

The calculation of Unleveraged IRR does not include an adjustment for the Company's general and administrative expense, interest expense, or corporate-level property management and other indirect operating expenses. Therefore, Unleveraged IRR is not a substitute for net income as a measure of our performance. Management believes that the Unleveraged IRR achieved during the period a community is owned by the Company is useful because it is one indication of the gross value created by the Company's acquisition, development or redevelopment, management and sale of a community, before the impact of indirect expenses and Company overhead. The Unleveraged IRR achieved on the communities as cited in this annual report should not be viewed as an indication of the gross value created with respect to other communities owned by the Company, and the Company does not represent that it will achieve similar Unleveraged IRRs upon the disposition of other communities. The weighted average Unleveraged IRR for sold communities is weighted based on all cash flows over the holding period for each respective community, including net sales proceeds.

Stock Performance Graph

The stock performance graph provides a comparison, from December 2002 through December 2007, of the cumulative total shareholder return (assuming reinvestment of dividends) among the Company, the Standard & Poor's ("S&P") 500 Index, and a peer group index composed of 15 publicly-traded apartment REITs, including the Company (the "FTSE NAREIT Apartment REIT Index") based on an initial purchase price of $100. The FTSE NAREIT Apartment REIT Index includes only REITs that invest directly or indirectly primarily in the equity ownership of multifamily residential apartment communities. Upon written request to the Company's Secretary, the Company will provide any stockholder with a list of REITs included in the FTSE NAREIT Apartment REIT Index. The historical information set forth below is not necessarily indicative of future performance. Data for the FTSE NAREIT Apartment REIT Index and the S&P 500 Index were provided to the Company by NAREIT.


STOCK PERFORMANCE
$500
$400
$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
▲ AVB ● FTSE NAREIT Apartment REIT Index ■ S&P 500 Index

Source: NAREIT Benchmarked at 12/02=$100

	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007
S&P 500 Index	$100	$129	$143	$150	$173	$183
FTSE NAREIT Apartment REIT Index	100	125	169	194	271	202
AvalonBay	100	130	215	264	395	295

BOARD OF DIRECTORS

Bryce Blair (4)
Chairman and CEO
AvalonBay Communities, Inc.

Bruce A. Choate (2,4,5)
President and CEO
Watson Land Company

John J. Healy, Jr. (3,4)
Founder and President
Hyde Street Holdings, Inc.

Gilbert M. Meyer (4)
Founder and President
Greenbriar Homes Communities, Inc.

Timothy J. Naughton (4)
President
AvalonBay Communities, Inc.

Lance R. Primis (1,5)
Managing Partner
Lance R. Primis and Partners, LLC

Peter S. Rummel (3,4)
Chairman and CEO
The St. Joe Company

H. Jay Sarles (2,3)
Private Investor

Allan D. Schuster (2,4,5)
Private Investor

Amy P. Williams (2,3)
Private Investor

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance

OFFICERS

Bryce Blair
Chairman and CEO

Timothy J. Naughton
President

Thomas J. Sargeant
Chief Financial Officer

Leo S. Horey
Executive Vice President
Property Operations

Charlene Rothkopf
Executive Vice President
Human Resources

David W. Bellman
Senior Vice President
Construction–East Coast, Midwest

Sean J. Breslin
Senior Vice President
Redevelopment and Asset
Management–National

Deborah A. Coombs
Senior Vice President
Property Operations–
Northern CA, Pacific NW

Jonathan B. Cox
Senior Vice President
Development–
Mid-Atlantic, Mid-West

Lili F. Dunn
Senior Vice President
Investments–National

Frederick S. Harris
Senior Vice President
Development–NY

Tom A. Javits
Senior Vice President
Development–NY

Joanne M. Lockridge
Senior Vice President
Finance, Assistant Treasurer
and Assistant Secretary–National

William M. McLaughlin
Senior Vice President
Development–MA, RI, CT, NJ

J. Richard Morris
Senior Vice President
Construction–National

Kevin P. O'Shea
Senior Vice President
Investment Management–National

Edward M. Schulman
Senior Vice President
General Counsel and
Secretary–National

Bernard J. Ward
Senior Vice President
Property Operations–
East Coast, Mid-Atlantic

Stephen W. Wilson
Senior Vice President
Development–West Coast

Danyell D. Alders
Vice President
Property Operations–Southern CA

Trinity M. Blue
Vice President
Property Operations–Metro NY

Richard A. Borowski
Vice President
Construction–Mid-Atlantic , NJ

Shannon E. Brennan
Vice President
Property Operations–
Mid-Atlantic

Alfred Brockunier III
Vice President
Construction–NY

Duane W. Carlson
Vice President
Construction–Northern CA

Darren R. Carrington
Vice President
Investments–CA, Pacific NW

Sean M. Clark
Vice President
Development–Southern CA

Scott W. Dale
Vice President
Development–MA

Tsippora Dingott
Vice President
Information Services–National

Mark J. Forlenza
Vice President
Development–CT

Brian E. Fritz
Vice President
Development–WA

Patrick J. Gniadek
Vice President
Investments–East Coast, Midwest

Karen A. Hollinger
Vice President
Operations–National

Suzanne Jakstavich
Vice President
Human Resources–National

Scott R. Kinter
Vice President
Construction–Northeast

Ronald S. Ladell
Vice President
Development–NJ

Ishwar Lal
Vice President
Procurement Design
and Estimating–National

Lyn C. Lansdale
Vice President
Strategic Business Services–National

Sarah K. Mathewson
Vice President
Property Operations–MA, RI

Janice A. Miner
Vice President
Property Operations–CT, NY

Mike F. Nootens
Vice President
Engineering–National

Christopher L. Payne
Vice President
Development–Southern CA

Walter A. Rebenson
Vice President
Development–Midwest

Michael J. Roberts
Vice President
Development–MA

Robert S. Salkovitz
Vice President
Construction–Southern CA

Keri A. Shea
Vice President
Finance and Treasurer–National

Mona R. Stahling
Vice President
Operations–National

B. Kevin Thompson
Vice President
Marketing–National

Matthew B. Whalen
Vice President
Development–Long Island

Philip M. Wharton
Vice President
Development–NY

Washington, DC
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

Boston, MA
51 Sleeper Street
Suite 750
Boston, MA 02210
Phone: (617) 654-9500
Fax: (617) 426-1610

Chicago, IL
200 North Arlington Heights Road
Suite 15
Arlington Heights, IL 60004
Phone: (847) 342-0065
Fax: (847) 342-0075

Fairfield-New Haven, CT
1000 Bridgeport Ave
Suite 258
Shelton, CT 06484
Phone: (203) 926-2300
Fax: (203) 926-9744

Long Island, NY
135 Pinelawn Road
Suite 130 South
Melville, NY 11747
Phone: (631) 843-0736
Fax: (631) 843-0737

Los Angeles, CA
16255 Ventura Boulevard
Suite 950
Encino, CA 91436
Phone: (818) 784-2800
Fax: (818) 784-2810

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 724-9208

New York, NY
275 Seventh Avenue
25th Floor
New York, NY 10001
Phone: (212) 370-9269

San Francisco, CA
185 Berry Street
Suite 3500
San Francisco, CA 94107
Phone: (415) 284-9080
Fax: (415) 546-4138

San Jose, CA
400 Race Street
Suite 200
San Jose, CA 95126
Phone: (408) 983-1500
Fax: (408) 287-9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Virginia Beach, VA
2901 Sabre Street
Suite 100
Virginia Beach, VA 23452
Phone: (757) 631-5000
Fax: (757) 486-1063

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9101

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300 ext. 4747
ir@avalonbay.com

www.avalonbay.com

The Bank of New York Mellon
Shareholder Relations Department–12E
P.O. Box 11258
Church Street Station
New York, NY 10286
Phone: (800) 524-4458

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
Phone: (703) 747-1000

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

In 2007, the Company's Chief Executive Officer provided to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's CEO and CFO filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures in its 2007 annual report on Form 10-K.

NYSE–AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 32 of this report for a discussion regarding risks associated with these statements. Non-GAAP financial measures and other terms as used in this report are defined and reconciled beginning on page 61 in the section titled, "Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms."

DESIGN: HEINEY & CRAIG, INC., SAN FRANCISCO

AvalonBay
COMMUNITIES, INC

2900 Eisenhower Avenue
Suite 300 • Alexandria • VA • 22314
www.avalonbay.com

END